Key metrics
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(5,828)	779	691	–	–	(2,944)	1,875	–
of which from continuing operations	(5,828)	779	701	–	–	(2,944)	1,773	–
Basic earnings/(loss) per share from continuing operations (CHF)	(3.28)	0.46	0.40	–	–	(1.73)	0.99	–
Diluted earnings/(loss) per share from continuing operations (CHF)	(3.28)	0.44	0.39	–	–	(1.73)	0.98	–
Return on equity attributable to shareholders (%)	(51.3)	7.1	6.2	–	–	(6.8)	4.4	–
Effective tax rate (%)	9.7	9.7	21.2	–	–	(21.6)	38.7	–
Core Results (CHF million, except where indicated)
Net revenues	4,189	5,995	6,419	(30)	(35)	23,384	25,074	(7)
Provision for credit losses	40	89	55	(55)	(27)	192	153	25
Total operating expenses	9,468	4,414	4,381	114	116	23,104	17,721	30
Income/(loss) before taxes	(5,319)	1,492	1,983	–	–	88	7,200	(99)
Cost/income ratio (%)	226.0	73.6	68.3	–	–	98.8	70.7	–
Assets under management and net new assets (CHF billion)
Assets under management	1,214.1	1,285.8	1,368.7	(5.6)	(11.3)	1,214.1	1,368.7	(11.3)
Net new assets from continuing operations	4.3	16.2	(2.9)	(73.5)	–	49.1	29.9	64.2
Balance sheet statistics (CHF million)
Total assets	820,805	858,420	921,462	(4)	(11)	820,805	921,462	(11)
Net loans	272,995	274,825	272,551	(1)	0	272,995	272,551	0
Total shareholders' equity	44,382	44,757	43,959	(1)	1	44,382	43,959	1
Tangible shareholders' equity	39,378	36,022	35,066	9	12	39,378	35,066	12
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	294,950	290,122	291,410	2	1	294,950	291,410	1
CET1 ratio (%)	14.3	14.0	14.9	–	–	14.3	14.9	–
Look-through CET1 ratio (%)	11.4	10.2	10.1	–	–	11.4	10.1	–
Look-through CET1 leverage ratio (%)	3.3	2.8	2.5	–	–	3.3	2.5	–
Look-through Tier 1 leverage ratio (%)	4.5	3.9	3.5	–	–	4.5	3.5	–
Share information
Shares outstanding (million)	1,951.5	1,633.7	1,599.5	19	22	1,951.5	1,599.5	22
of which common shares issued	1,957.4	1,638.4	1,607.2	19	22	1,957.4	1,607.2	22
of which treasury shares	(5.9)	(4.7)	(7.7)	26	(23)	(5.9)	(7.7)	(23)
Book value per share (CHF)	22.74	27.40	27.48	(17)	(17)	22.74	27.48	(17)
Tangible book value per share (CHF)	20.18	22.05	21.92	(8)	(8)	20.18	21.92	(8)
Market capitalization (CHF million)	42,456	38,371	40,308	11	5	42,456	40,308	5
Number of employees (full-time equivalents)
Number of employees	48,200	48,100	45,800	0	5	48,200	45,800	5
See relevant tables for additional information on these metrics.

Credit Suisse and Core Results
For additional information on financial information presented in this Earnings Release, including references to return on equity and return on regulatory capital, refer to the tabular disclosures in the Appendix and other explanatory disclosures regarding capital and leverage metrics in the section titled “Important information” on page 22.
In 4Q15, Credit Suisse reported a net loss attributable to shareholders of CHF 5,828 million, compared to net income attributable to shareholders of CHF 691 million in 4Q14. A loss from continuing operations before taxes of CHF 6,441 million in 4Q15 primarily reflected losses in Global Markets, the Strategic Resolution Unit, Corporate Center, Asia Pacific and Investment Banking & Capital Markets. 4Q15 results included a goodwill impairment charge of CHF 3,797 million, of which CHF 2,661 million was recognized in Global Markets.
In 2015, Credit Suisse reported a net loss attributable to shareholders of CHF 2,944 million, including the goodwill impairment charge of CHF 3,797 million, compared to net income attributable to shareholders of CHF 1,875 million in 2014. A loss from continuing operations before taxes of CHF 2,422 million reflected losses in the Strategic Resolution Unit, Global Markets, Investment Banking & Capital Markets and Corporate Center, partially offset by income in Swiss Universal Bank, International Wealth Management and Asia Pacific.
Credit Suisse
	in			% change		in		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	4,210	5,985	6,372	(30)	(34)	23,797	26,242	(9)
Provision for credit losses	133	110	75	21	77	324	186	74
Compensation and benefits	3,149	2,507	2,621	26	20	11,546	11,334	2
Total other operating expenses	7,369	2,516	2,784	193	165	14,349	11,095	29
of which goodwill impairment	3,797	0	0	–	–	3,797	0	–
of which restructuring expenses	355	–	–	–	–	355	–	–
Total operating expenses	10,518	5,023	5,405	109	95	25,895	22,429	15
Income/(loss) from continuing operations before taxes	(6,441)	852	892	–	–	(2,422)	3,627	–
Income tax expense/(benefit)	(627)	83	189	–	–	523	1,405	(63)
Income/(loss) from discontinued operations	0	0	(10)	–	100	0	102	(100)
Net income/(loss) attributable to noncontrolling interests	14	(10)	2	–	–	(1)	449	–
Net income/(loss) attributable to shareholders	(5,828)	779	691	–	–	(2,944)	1,875	–
Metrics (%)
Cost/income ratio	249.8	83.9	84.8	–	–	108.8	85.5	–
Net revenues of CHF 4,210 million decreased 34% compared to 4Q14, primarily reflecting lower net revenues in Global Markets, Swiss Universal Bank, International Wealth Management and Corporate Center. Net revenues in Global Markets were significantly lower, reflecting challenging operating conditions, that resulted in significant unrealized mark-to-market losses for certain fixed income products. Net revenues in Swiss Universal Bank decreased driven by larger gains from the sale of real estate in 4Q14. The decrease in International Wealth Management reflected significantly lower performance fees and carried interest. Lower net revenues in Corporate Center primarily reflected fair value losses from movements in own credit spreads of CHF 697 million in 4Q15 compared to fair value gains from movements in own credit spreads of CHF 297 million in 4Q14.
Provision for credit losses was CHF 133 million in 4Q15, primarily reflecting net provisions of CHF 93 million in the Strategic Resolution Unit and CHF 43 million in Swiss Universal Bank.

Total operating expenses of CHF 10,518 million increased 95% compared to 4Q14, primarily reflecting the goodwill impairment charge in 4Q15. The goodwill impairment charge did not impact CET1 capital and leverage ratios on a look-through basis. In addition, the Group incurred CHF 355 million of restructuring expenses in 4Q15 in connection with the new strategy, of which CHF 309 million related to severance and other compensation expenses.
Goodwill: The new strategic direction, structure and organization that we announced on October 21, 2015 required an impairment assessment of the carrying value of our goodwill position in 4Q15, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. Upon performance of that assessment, we recorded a goodwill impairment charge of CHF 3,797 million in 4Q15, which was recognized across three business divisions, in relation to our investment banking activities: Global Markets (CHF 2,661 million), Asia Pacific (CHF 756 million) and Investment Banking & Capital Markets (CHF 380 million).
Income tax credit of CHF 627 million recorded in 4Q15 mainly reflected the impact of the geographical mix of results and year-end deferred tax asset re-assessments. Overall, net deferred tax assets increased CHF 759 million to CHF 6,125 million, mainly driven by the results as of the end of 4Q15 compared to 3Q15. Deferred tax assets on net operating losses increased CHF 347 million to CHF 1,754 million during 4Q15. The effective tax rate was 9.7% in 4Q15. Excluding the impact of the goodwill impairment charge, which was not tax deductible, the 4Q15 tax rate would have been 23.6%.
Diluted loss per share from continuing operations was CHF 3.28 for 4Q15 compared to diluted earnings per share from continuing operations of CHF 0.39 in 4Q14 and CHF 0.44 in 3Q15.
Acceleration of cost reduction program: In October 2015, we announced targeted total cost savings of CHF 3.5 billion as we aim to reduce our total cost base to between CHF 18.5 – 19.0 billion by the end of 2018. Of these announced cost savings, CHF 1.0 billion is expected to come from reductions within the Corporate Center, CHF 0.9 billion from workforce strategy and the rightsizing of the bank’s London presence, and CHF 1.6 billion from the continued wind-down of the Strategic Resolution Unit. In light of the difficult market environment, we are further accelerating our targeted 2018 cost reduction program, including an accelerated reduction in workforce (employees and contractors) of approximately 4,000 positions. At the same time, we remain committed to invest CHF 1.5 billion in growth initiatives, resulting in expected net cost savings of CHF 2.0 billion by the end of 2018.

Assets under management of CHF 1,214.1 billion decreased CHF 71.7 billion compared to the end of 3Q15, primarily reflecting the transfer of our US domestic private banking business from the Strategic Resolution Unit, partially offset by favorable market and foreign exchange-related movements resulting from the appreciation of the US dollar against the Swiss franc and net new assets of CHF 4.3 billion.
Capital distribution proposal: Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 29, 2016 a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2015. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
Capital increase: At an Extraordinary General Meeting on November 19, 2015, the Group’s shareholders approved two capital increases. We completed the first capital increase by way of a private placement of 58,000,000 newly issued registered shares to a number of qualified investors. We completed the second capital increase by way of a rights offering. By the end of the rights exercise period on December 3, 2015, 99.0% of the rights had been exercised and 258,445,328 newly issued registered shares were subscribed. We sold in the market the 2,538,570 newly issued registered shares that were not subscribed. The gross proceeds for the Group from these capital increases totaled CHF 6.0 billion.
Range of reasonably possible losses related to certain legal proceedings: The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 2.2 billion at the end 4Q15.
Compensation for 2015: The economic value of variable incentive compensation awarded for 2015 for the Group was 11% lower than in 2014, reflecting compensation discipline and the lower results.
Core Results
	in			% change		in		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	4,189	5,995	6,419	(30)	(35)	23,384	25,074	(7)
Provision for credit losses	40	89	55	(55)	(27)	192	153	25
Compensation and benefits	2,912	2,242	2,332	30	25	10,529	10,252	3
Total other operating expenses	6,556	2,172	2,049	202	220	12,575	7,469	68
of which goodwill impairment	3,797	0	0	–	–	3,797	0	–
of which restructuring expenses	202	–	–	–	–	202	–	–
Total operating expenses	9,468	4,414	4,381	114	116	23,104	17,721	30
Income/(loss) before taxes	(5,319)	1,492	1,983	–	–	88	7,200	(99)
Metrics (%)
Return on regulatory capital	(48.9)	13.3	17.0	–	–	0.2	15.5	–
Cost/income ratio	226.0	73.6	68.3	–	–	98.8	70.7	–
Core Results net revenues of CHF 4,189 million decreased 35% compared to 4Q14, primarily reflecting lower net revenues in Global Markets, Swiss Universal Bank, International Wealth Management, Investment Banking & Capital Markets and Corporate Center. Provision for credit losses was CHF 40 million in 4Q15, primarily reflecting net provisions of CHF 43 million in Swiss Universal Bank and releases of CHF 8 million in International Wealth Management. Total operating expenses of CHF 9,468 million increased 116% compared to 4Q14, primarily reflecting the goodwill impairment charge of CHF 3,797 million in 4Q15.

Swiss Universal Bank
In 4Q15, Swiss Universal Bank reported income before taxes of CHF 367 million and net revenues of CHF 1,470 million. Compared to 4Q14, net revenues decreased driven by larger gains from the sale of real estate in 4Q14 and the impact of the deconsolidation of the cards issuing business. This was partially offset by higher net interest income and an extraordinary dividend from our ownership interest in SIX Group AG in 4Q15. Total operating expenses increased reflecting higher salary expenses relating to a recalibration of Swiss holiday accruals, restructuring expenses in connection with the implementation of the new strategy and higher litigation provisions. Compared to 3Q15, income before taxes decreased, mainly driven by the higher salary expenses, restructuring expenses and higher litigation provisions, partially offset by higher net revenues. The increase in net revenues was driven by the gains from the sale of real estate in 4Q15, higher net interest income, the extraordinary dividend from SIX Group and a partial sale of an investment in Euroclear in 4Q15.
In 2015, Swiss Universal Bank reported income before taxes of CHF 1,659 million and net revenues of CHF 5,563 million. Compared to 2014, net revenues decreased slightly, mainly driven by larger gains from the sale of real estate in 2014, the impact of the deconsolidation of the cards issuing business and lower transaction-based revenues, partially offset by higher net interest income. The decrease in transaction-based revenues reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by the extraordinary dividend from SIX Group and higher sales and trading revenues. Net interest income increased reflecting improved loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Excluding the net impact from the real estate gains of CHF 319 million and the deconsolidation of the cards issuing business of CHF 165 million, net revenues increased 7%. Provision for credit losses was CHF 138 million in 2015 on a net loan portfolio of CHF 163.9 billion. Total operating expenses increased slightly reflecting higher salary expenses due to the holiday accrual recalibration, restructuring expenses, higher professional expenses and litigation provisions, partially offset by lower expenses due to the deconsolidation of the cards issuing business in 3Q15.
Swiss Universal Bank
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	1,470	1,320	1,709	11	(14)	5,563	5,721	(3)
of which Private Banking	953	839	1,249	14	(24)	3,633	3,914	(7)
of which Corporate & Institutional Banking	517	481	460	7	12	1,930	1,807	7
Provision for credit losses	43	39	29	10	48	138	94	47
Compensation and benefits	524	451	474	16	11	1,915	1,835	4
Total other operating expenses	536	436	499	23	7	1,851	1,816	2
of which restructuring expenses	39	–	–	–	–	39	–	–
Total operating expenses	1,060	887	973	20	9	3,766	3,651	3
of which Private Banking	773	624	700	24	10	2,715	2,626	3
of which Corporate & Institutional Banking	287	263	273	9	5	1,051	1,025	3
Income before taxes	367	394	707	(7)	(48)	1,659	1,976	(16)
of which Private Banking	166	201	539	(17)	(69)	869	1,228	(29)
of which Corporate & Institutional Banking	201	193	168	4	20	790	748	6
Metrics (%)
Return on regulatory capital	12.5	13.3	23.7	–	–	13.8	16.5	–
Cost/income ratio	72.1	67.2	56.9	–	–	67.7	63.8	–
Balance sheet statistics (CHF million)
Risk-weighted assets	59,869	58,654	57,291	2	4	59,869	57,291	4
Leverage exposure	235,700	231,921	238,856	2	(1)	235,700	238,856	(1)

As of the end of 4Q15, risk-weighted assets were CHF 59.9 billion, up CHF 1.2 billion compared to the end of 3Q15. Leverage exposure was CHF 235.7 billion, an increase of CHF 3.8 billion compared to the end of 3Q15.
Swiss Universal Bank – Private Banking
Income before taxes of CHF 166 million decreased 69% compared to 4Q14, primarily reflecting a decrease in net revenues and an increase in total operating expenses. Compared to 3Q15, income before taxes decreased 17% reflecting higher total operating expenses, partially offset by higher net revenues.
Net revenues of CHF 953 million decreased 24% compared to 4Q14, mainly driven by lower other revenues reflecting larger gains from the sale of real estate in 4Q14 and lower recurring commissions and fees mainly due to the deconsolidation of the cards issuing business, partially offset by higher net interest income. Excluding the deconsolidation of the cards issuing business impact of CHF 67 million, recurring commissions and fees increased 10% reflecting higher investment advisory fees, partially offset by lower security account and custody services fees. Higher net interest income reflected higher loan margins on stable average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Lower transaction-based revenues reflected lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by the extraordinary dividend from SIX Group.
Compared to 3Q15, net revenues increased 14% primarily reflecting higher other revenues, higher transaction-based revenues and slightly higher net interest income. Higher other revenues were driven by gains on the sale of real estate and the partial sale of an investment in Euroclear in 4Q15. The increase in transaction-based revenues reflected the extraordinary dividend from SIX Group, partially offset by lower fees from foreign exchange client business and lower brokerage and product issuing fees. Net interest income increased slightly reflecting stable loan margins on stable average loan volumes, partially offset by lower deposit margins on stable average deposit volumes.
Total operating expenses of CHF 773 million increased 10% compared to 4Q14, mainly driven by higher compensation and benefits and restructuring expenses, partially offset by slightly lower general and administrative expenses. Compensation and benefits increased, primarily driven by the higher salary expenses and higher discretionary compensation expenses. General and administrative expenses decreased slightly, mainly reflecting lower expenses due to the deconsolidation of the cards issuing business, partially offset by higher litigation provisions and higher advertising and marketing costs.
Compared to 3Q15, total operating expenses increased 24% primarily driven by the higher salary expenses and higher discretionary compensation expenses. General and administrative expenses increased due to higher litigation provisions and higher advertising and marketing costs.
Assets under management for Private Banking were CHF 241.0 billion as of the end of 4Q15, CHF 3.9 billion higher compared to the end of 3Q15. The increase was driven by favorable market movements, partially offset by net asset outflows. In 4Q15, Private Banking recorded net asset outflows of CHF 2.9 billion mainly related to external asset managers.
As of the end of 2015, assets under management of CHF 241.0 billion were CHF 17.6 billion lower compared to the end of 2014, reflecting a reclassification of CHF 15.8 billion of assets under management to client assets due to the introduction of an updated assets under management policy in 3Q15 and unfavorable foreign exchange-related movements, partially offset by net new assets of CHF 3.2 billion and favorable market movements. Net new assets reflected inflows primarily from ultra-high-, high-net-worth individual, affluent and retail clients.

Swiss Universal Bank – Corporate & Institutional Banking
Income before taxes of CHF 201 million increased 20% compared to 4Q14, due to a 12% increase in net revenues, partially offset by higher total operating expenses and higher provision for credit losses reflecting a small number of individual cases. Compared to 3Q15, income before taxes increased 4% reflecting a 7% increase in net revenues, partially offset by a 9% increase in total operating expenses.
Net revenues of CHF 517 million increased 12% compared to 4Q14 reflecting higher net interest income and higher recurring commissions and fees, partially offset by lower other revenues reflecting a higher fair value loss on the Clock Finance transaction in 4Q15 and slightly lower transaction-based revenues. Higher net interest income reflected higher loan margins on slightly lower average loan volumes, partially offset by lower deposit margins on lower average deposit volumes. The increase in recurring commissions and fees reflected higher investment advisory fees and higher security account and custody services fees, partially offset by lower fees from lending activities. The slight decrease in transaction-based revenues was driven by lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher equity participations income reflecting the extraordinary dividend from SIX Group.
Compared to 3Q15, net revenues increased reflecting higher net interest income and other revenues, partially offset by lower transaction-based revenues. Higher net interest income reflected higher deposit margins on stable average deposit volumes. The increase in other revenues was driven by the partial sale of an investment in Euroclear in 4Q15, partially offset by the higher fair value loss on the Clock Finance transaction in 4Q15. Transaction-based revenues decreased reflecting lower corporate advisory fees related to integrated solutions, partially offset by higher equity participations income reflecting the extraordinary dividend from SIX Group and higher fees from foreign exchange client business.
Total operating expenses of CHF 287 million increased compared to 4Q14 reflecting higher general and administrative expenses and restructuring expenses. General and administrative expenses increased reflecting higher professional services fees and higher occupancy expenses. Compensation and benefits were stable with lower discretionary compensation expenses offset by the higher salary expenses.
Compared to 3Q15, total operating expenses increased driven by higher general and administrative expenses, restructuring expenses and slightly higher compensation and benefits. Higher general and administrative expenses reflected increases in professional services fees and occupancy expenses. Compensation and benefits increased slightly driven by the higher salary expenses, partially offset by lower discretionary compensation expenses.
Assets under management for Corporate & Institutional Banking were CHF 275.8 billion as of the end of 4Q15, CHF 12.7 billion higher compared to the end of 3Q15. The increase was driven by favorable market movements and net new assets primarily from Swiss pension funds of CHF 4.2 billion.
As of the end of 2015, assets under management of CHF 275.8 billion remained stable as net new assets primarily from Swiss pension funds of CHF 10.6 billion and favorable market movements were offset by a reclassification of CHF 8.3 billion of assets under management to client assets due to the introduction of the updated assets under management policy in 3Q15 and unfavorable foreign exchange-related movements.

International Wealth Management
In 4Q15, International Wealth Management reported a loss before taxes of CHF 20 million and net revenues of CHF 1,146 million. Compared to 4Q14, income before taxes decreased significantly with higher total operating expenses primarily reflecting increased litigation provisions and lower net revenues. The decrease in net revenues reflected significantly lower performance fees and carried interest, a gain recognized in 4Q14 on the sale of the local affluent and upper affluent business in Italy and lower asset management fees following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment. Compared to 3Q15, income before taxes decreased with higher total operating expenses reflecting increases in litigation provisions, restructuring expenses in connection with the implementation of the new strategy and higher discretionary compensation expenses, partially offset by higher performance fees, an extraordinary dividend from SIX Group and a gain related to the partial sale of an investment in Euroclear.
In 2015, International Wealth Management reported income before taxes of CHF 709 million and net revenues of CHF 4,394 million. Compared to 2014, net revenues decreased with lower asset management fees following the change in fund management from Hedging-Griffo to Verde Asset Management, significantly lower performance fees and carried interest and lower other revenues, partially offset by higher net interest income. The decrease in other revenues primarily reflected the gain on the sale of the local affluent and upper affluent business in Italy recognized in 4Q14. Provision for credit losses was CHF 3 million in 2015 on a net loan portfolio of CHF 39.5 billion. Total operating expenses increased reflecting higher litigation provisions and restructuring expenses, partially offset by lower discretionary compensation expenses.
At the end of 4Q15, risk-weighted assets were CHF 32.4 billion, an increase of CHF 1.1 billion compared to the end of 3Q15. Leverage exposure was CHF 99.1 billion, reflecting an increase of 9% compared to the end of 3Q15.
International Wealth Management
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	1,146	1,050	1,350	9	(15)	4,394	4,751	(8)
of which Private Banking	782	742	867	5	(10)	3,066	3,127	(2)
of which Asset Management	364	308	483	18	(25)	1,328	1,624	(18)
Provision for credit losses	(8)	11	7	–	–	3	12	(75)
Compensation and benefits	528	470	547	12	(3)	2,044	2,138	(4)
Total other operating expenses	646	377	373	71	73	1,638	1,389	18
of which restructuring expenses	33	–	–	–	–	33	–	–
Total operating expenses	1,174	847	920	39	28	3,682	3,527	4
of which Private Banking	846	580	610	46	39	2,537	2,320	9
of which Asset Management	328	267	310	23	6	1,145	1,207	(5)
Income/(loss) before taxes	(20)	192	423	–	–	709	1,212	(42)
of which Private Banking	(56)	151	250	–	–	526	795	(34)
of which Asset Management	36	41	173	(12)	(79)	183	417	(56)
Metrics (%)
Return on regulatory capital	(1.7)	17.0	37.7	–	–	15.5	27.0	–
Cost/income ratio	102.4	80.7	68.1	–	–	83.8	74.2	–
Balance sheet statistics (CHF million)
Risk-weighted assets	32,407	31,305	31,471	4	3	32,407	31,471	3
Leverage exposure	99,112	91,333	84,369	9	17	99,112	84,369	17

International Wealth Management – Private Banking
In 4Q15, Private Banking reported a loss before taxes of CHF 56 million. The decrease of CHF 306 million compared to 4Q14 was driven by higher total operating expenses primarily reflecting increased litigation provisions and lower net revenues. Compared to 3Q15, the decrease of CHF 207 million was driven by higher total operating expenses, partially offset by higher net revenues. 4Q15 included a release of provision for credit losses.
Net revenues of CHF 782 million decreased 10% compared to 4Q14, reflecting significantly lower other revenues, lower recurring commissions and fees and slightly lower transaction- and performance-based revenues, partially offset by higher net interest income. The decrease in other revenues primarily reflected the gain recognized in 4Q14 on the sale of the local affluent and upper affluent business in Italy. Recurring commissions and fees decreased due to lower investment product management fees primarily related to Hedging-Griffo, security account and custody services fees, banking services fees, discretionary mandate management fees and included the impact of lower assets under management. Transaction- and performance-based revenues decreased slightly driven by lower brokerage and product issuing fees and lower corporate advisory fees related to integrated solutions, partially offset by higher equity participations income reflecting the extraordinary dividend from SIX Group. Net interest income increased with higher loan margins on higher average loan volumes and stable deposit margins on higher average deposit volumes.
Compared to 3Q15, net revenues increased 5%, primarily reflecting higher transaction- and performance-based revenues, higher net interest income and higher other revenues, partially offset by slightly lower recurring commissions and fees. Transaction- and performance-based revenues increased reflecting higher equity participations income, which included the extraordinary dividend from SIX Group and higher annual performance fees, partially offset by lower brokerage and product issuing fees and lower corporate advisory fees related to integrated solutions. Net interest income increased with stable loan margins on slightly higher average loan volumes and higher deposit margins on stable average deposit volumes. Other revenues were higher due to the partial sale of an investment in Euroclear in 4Q15. Slightly lower recurring commissions and fees reflected decreases in banking services, discretionary mandate management and security account and custody services fees, partially offset by higher investment advisory fees.
Total operating expenses of CHF 846 million increased 39% compared to 4Q14, mainly driven by significantly higher general and administrative expenses reflecting significantly higher litigation provisions, partially offset by lower compensation and benefits primarily reflecting lower discretionary compensation expenses. Total operating expenses in 4Q15 included restructuring expenses in connection with the implementation of the new strategy.
Compared to 3Q15, total operating expenses increased 46% reflecting higher general and administrative expenses, restructuring expenses and higher compensation and benefits. General and administrative expenses were higher primarily due to significant increases in litigation provisions, professional services fees and travel and entertainment expenses. Compensation and benefits increased, primarily driven by higher salary expenses due to a recalibration of Swiss holiday accruals, partially offset by lower discretionary compensation expenses.
Assets under management for Private Banking were CHF 289.6 billion as of the end of 4Q15, stable compared to the end of 3Q15 with favorable market movements and foreign exchange-related movements resulting from the appreciation of the US dollar against the Swiss franc, partially offset by net asset outflows. In 4Q15, Private Banking recorded net asset outflows of CHF 4.2 billion including the impact of regularization and pricing changes on cash deposits.
As of the end of 2015, assets under management of CHF 289.6 billion were CHF 34.1 billion lower compared to the end of 2014, reflecting unfavorable foreign exchange-related movements, a reclassification of CHF 11.1 billion of assets under management to client assets due to the introduction of the updated assets under management policy in 3Q15 and net asset outflows of CHF 3.0 billion, partially offset by favorable market movements. Net asset outflows mainly reflected the impact of regularization and pricing changes on cash deposits.

International Wealth Management – Asset Management
Income before taxes of CHF 36 million decreased 79% compared to 4Q14, reflecting a 25% decrease in net revenues. Compared to 3Q15, income before taxes decreased 12% with higher total operating expenses, partially offset by higher net revenues.
Net revenues of CHF 364 million decreased 25% compared to 4Q14, reflecting significantly lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by improved other revenues mainly from investment-related gains. The decrease in transaction- and performance-based revenues was driven by significantly lower performance fees and placement fees, partially offset by higher equity participations income. Lower recurring commissions and fees reflected the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to Verde Asset Management.
Compared to 3Q15, net revenues increased 18%. Other revenues improved as 3Q15 included investment-related losses from the real estate sector and in hedge fund investments. Increased transaction- and performance-based revenues reflected higher annual performance fees, partially offset by lower placement fees and lower equity participations income.
Total operating expenses of CHF 328 million increased compared to 4Q14 primarily driven by higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased mainly reflecting higher professional services fees, advertising and marketing costs, and travel and entertainment expenses. Compensation and benefits increased with higher deferred compensation expenses and higher discretionary compensation expenses, partially offset by lower salary expenses also driven by the change in fund management from Hedging-Griffo to Verde Asset Management. Total operating expenses in 4Q15 included restructuring expenses in connection with the implementation of the new strategy.
Compared to 3Q15, total operating expenses increased 23% primarily driven by higher compensation and benefits and higher general and administrative expenses. The increase in compensation and benefits was primarily driven by higher discretionary compensation expenses. General and administrative expenses were higher with increases in professional services fees, advertising and marketing costs, and travel and entertainment expenses.
Assets under management for Asset Management were CHF 321.3 billion as of the end of 4Q15, CHF 6.7 billion higher compared to the end of 3Q15. The increase was driven by favorable market movements and net new assets. In 4Q15, Asset Management attracted net new assets of CHF 3.6 billion mainly driven by traditional products, including inflows from a joint venture in emerging markets and in index solutions.
As of the end of 2015, assets under management of CHF 321.3 billion were CHF 16.1 billion higher compared to the end of 2014, reflecting net new assets of CHF 26.5 billion partially offset by unfavorable foreign exchange-related movements. Net new assets reflected inflows primarily from traditional products, including inflows from a joint venture in emerging markets and in index solutions and credit products.
Asia Pacific
In 4Q15, Asia Pacific reported a loss before taxes of CHF 617 million, including a goodwill impairment charge of CHF 756 million in Investment Banking, and net revenues of CHF 826 million. Compared to 4Q14, income before taxes decreased reflecting higher total operating expenses, partially offset by higher revenues in fixed income and equity sales and trading. The increase in total operating expenses primarily reflected the goodwill impairment charge, increased compensation expenses due to growth-related higher headcount, and higher general and administrative expenses. Excluding the goodwill impairment charge, income before taxes was CHF 139 million in 4Q15. Compared to 3Q15, income before taxes decreased driven by higher total operating expenses and lower revenues in equity sales and trading and Private Banking, partially offset by higher revenues in fixed income sales and trading as well as underwriting and advisory. The increase in total operating expenses was mainly due to the goodwill impairment charge and higher general and administrative expenses, partially offset by lower discretionary compensation expenses in Investment Banking and lower commission expenses.
In 2015, Asia Pacific reported income before taxes of CHF 377 million and net revenues of CHF 3,839 million. Compared to 2014, income before taxes decreased reflecting higher total operating expenses, partially offset by higher net revenues reflecting a strong performance in 2015, particularly in equity sales and trading and from the ultra-high- and high-net-worth individual clients businesses. Higher revenues in equity sales and trading were driven by increased client activity and favorable trading conditions. Private Banking revenues were higher reflecting increases in net interest income, transaction-based revenues and recurring commissions and fees. Lower fixed income sales and trading revenues were primarily driven by emerging markets, partially offset by an increase in global macro products. Underwriting and advisory revenues declined compared to strong 2014 results, which included a significant client transaction, driven by a slowdown in underwriting activity due to unfavorable market conditions. Compared to 2014, total operating expenses of CHF 3,427 million increased reflecting the goodwill impairment charge, increased compensation expenses driven by growth-related higher headcount, higher commission expenses and higher general and administrative expenses. Excluding the goodwill impairment charge, income before taxes was CHF 1,133 million in 2015.
As of the end of 4Q15, Asia Pacific reported risk-weighted assets of CHF 27.6 billion, up CHF 0.6 billion compared to the end of 3Q15. Leverage exposure was CHF 98.7 billion, a slight decrease compared to the end of 3Q15.
Asia Pacific
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	826	885	736	(7)	12	3,839	3,335	15
of which Private Banking	271	303	273	(11)	(1)	1,178	1,037	14
of which Investment Banking	555	582	463	(5)	20	2,661	2,298	16
Provision for credit losses	3	24	5	(88)	(40)	35	40	(13)
Compensation and benefits	390	404	349	(3)	12	1,557	1,425	9
Total other operating expenses	1,050	295	260	256	304	1,870	970	93
of which goodwill impairment	756	0	0	–	–	756	0	–
of which restructuring expenses	3	–	–	–	–	3	–	–
Total operating expenses	1,440	699	609	106	136	3,427	2,395	43
of which Private Banking	228	210	204	9	12	816	723	13
of which Investment Banking	1,212	489	405	148	199	2,611	1,672	56
Income/(loss) before taxes	(617)	162	122	–	–	377	900	(58)
of which Private Banking	48	69	67	(30)	(28)	344	310	11
of which Investment Banking	(665)	93	55	–	–	33	590	(94)
Metrics (%)
Return on regulatory capital	(49.6)	12.5	7.1	–	–	6.7	13.1	–
Cost/income ratio	174.3	79.0	82.7	–	–	89.3	71.8	–
Balance sheet statistics (CHF million)
Risk-weighted assets	27,624	27,054	27,139	2	2	27,624	27,139	2
Leverage exposure	98,698	100,402	137,843	(2)	(28)	98,698	137,843	(28)
Asia Pacific – Private Banking
Income before taxes of CHF 48 million decreased 28% compared to 4Q14, reflecting higher operating expenses, partially offset by decreased provision for credit losses. Compared to 3Q15, income before taxes decreased 30%, primarily due to higher total operating expenses and lower net revenues.

Net revenues of CHF 271 million were stable compared to 4Q14, primarily reflecting lower transaction-based revenues from brokerage and product issuing fees and fees from the foreign exchange client business, offset by higher net interest income reflecting higher loan and deposit margins on higher average volumes.
Compared to 3Q15, net revenues decreased 11%, mainly reflecting lower transaction-based revenues from brokerage and product issuing fees and fees from the foreign exchange client business, and lower other revenues, partially offset by higher net interest income. Other revenues in 3Q15 reflected the gain on a credit risk hedge that was offset by a corresponding provision for credit losses related to impaired loans. Higher net interest income reflected higher average loan and deposit volumes.
Total operating expenses of CHF 228 million increased 12% compared to 4Q14, reflecting higher general and administrative expenses driven by higher litigation provisions and increased compensation expenses due to growth-related higher headcount.
Compared to 3Q15, total operating expenses increased 9%, mainly reflecting higher general and administrative expenses driven by higher litigation provisions, and increased compensation expenses.
Assets under management for Private Banking were CHF 150.4 billion as of the end of 4Q15, CHF 11.3 billion higher compared to the end of 3Q15. The increase was driven by favorable market movements, net new assets and foreign exchange-related movements, primarily from the appreciation of the US dollar. In 4Q15, net new assets of CHF 3.0 billion reflected inflows primarily from the Greater China and South East Asia markets.
As of the end of 2015, assets under management remained stable compared to the end of 2014 as strong net new assets of CHF 17.8 billion reflecting relationship manager hires were offset by a reclassification of CHF 9.1 billion assets under management to client assets due to the introduction of an updated assets under management policy in 3Q15 as well as unfavorable market and foreign exchange-related movements. Net new assets reflected inflows primarily from the Greater China and South East Asia markets.
Asia Pacific – Investment Banking
In 4Q15, we reported a loss before taxes of CHF 665 million, compared to income before taxes of CHF 55 million in 4Q14. The decrease primarily reflected higher total operating expenses driven by the goodwill impairment charge, partially offset by an increase in net revenues. Compared to 3Q15, income before taxes decreased significantly, mainly due to the higher total operating expenses driven by the goodwill impairment charge, and lower net revenues. Excluding the goodwill impairment charge, income before taxes in 4Q15 was CHF 91 million.
Net revenues of CHF 555 million increased 20% compared to 4Q14. Fixed income sales and trading revenues increased significantly, mainly due to increased levels of client activity in emerging markets and global macro products. Emerging markets revenues, mainly from financing activities, improved substantially compared to a weak 4Q14, when they were impacted by challenging market conditions. Equity sales and trading revenues increased, primarily from systematic market making driven by a more favorable trading environment and the impact from the release of a trade-related provision, partially offset by lower revenues in derivatives reflecting a slowdown in client activity. Underwriting and advisory revenues decreased due to declines in mergers and acquisitions, initial public offerings (IPO) and follow-on activities. These declines were partially offset by higher debt underwriting revenues due to an increase in financing volumes.
Compared to 3Q15, net revenues decreased 5%. Equity sales and trading revenues declined compared to a strong 3Q15, primarily driven by lower revenues from derivatives, which was impacted by challenging market conditions. In fixed income sales and trading, higher revenues from global macro products were partially offset by lower emerging markets revenues, mainly from trading activities. Underwriting and advisory revenues increased, primarily due to higher debt underwriting revenues and higher advisory and other fees, partially offset by lower equity underwriting revenues.
Total operating expenses of CHF 1,212 million increased significantly from 4Q14, primarily reflecting the CHF 756 million goodwill impairment charge, higher compensation expenses due to growth-related higher headcount, and higher general and administrative expenses.
Compared to 3Q15, total operating expenses increased significantly primarily reflecting the goodwill impairment charge, partially offset by lower discretionary compensation expenses and lower commission expenses.
Global Markets
In 4Q15, Global Markets reported a loss before taxes of CHF 3,474 million, including a goodwill impairment charge of CHF 2,661 million, and net revenues of CHF 1,127 million. Net revenues were significantly lower compared to both 4Q14 and 3Q15, reflecting challenging operating conditions, that resulted in significant mark-to-market losses for certain fixed income products. Fixed income sales and trading results declined significantly compared to 4Q14 and 3Q15 amid challenging market conditions and subdued client activity due to widening credit spreads, a sharp decline in energy prices and a lack of liquidity. Equity sales and trading revenues also declined compared to 4Q14 and 3Q15, reflecting less favorable market conditions, particularly in Latin America. Underwriting results improved compared to 4Q14 and 3Q15, reflecting an increase in equity and debt underwriting revenues. Total operating expenses increased significantly compared to 4Q14 and 3Q15, reflecting the goodwill impairment charge and higher compensation and benefits.
In 2015, we reported a loss before taxes of CHF 1,944 million, including the goodwill impairment charge of CHF 2,661 million, and net revenues of CHF 7,391million. Net revenues declined 14% compared to 2014, reflecting challenging trading conditions, low levels of client activity and decreased issuance activity.
Fixed income sales and trading revenues declined 20%, driven by a substantial decline in global credit products revenues, reflecting a significant deterioration in US high yield markets, particularly in the second half of the year. In addition, securitized products revenues declined compared to strong performance in 2014 as weakness in non-agency and agency results offset significant revenue growth in our asset finance franchise. Emerging markets revenues declined, primarily due to lower client financing activity and weaker trading performance across all regions. These declines were partially offset by higher global macro products revenues as increased volatility led to improved client activity. Equity sales and trading revenues declined 6%, primarily due to lower cash equities results that reflected less favorable market conditions, particularly in Latin America where we have a strong market position. In addition, derivatives revenues declined slightly, reflecting lower fund linked products performance. These declines were partially offset by higher systematic market making revenues, albeit from subdued levels in 2014. Prime services results increased slightly despite significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy. Underwriting revenues declined 9%, primarily due to weak debt underwriting revenues, reflecting lower leveraged finance activity in the US. Equity underwriting results were stable compared to 2014. Total operating expenses were CHF 9,322 million, up 57% compared to 2014. Compensation and benefits increased 3% to CHF 3,418 million, reflecting higher salaries and other compensation expenses and the foreign exchange impact of the strengthening of the US dollar against the Swiss Franc. In US dollars, compensation and benefits declined 3%, reflecting lower discretionary compensation expenses and lower deferred compensation from prior year awards. Total other operating expenses of CHF 5,904 million increased significantly, primarily reflecting the goodwill impairment charge.
As of the end of 2015, risk-weighted assets were stable at USD 74.5 billion compared to the end of 3Q15. We made significant progress in reducing leverage exposure, which decreased by USD 39.5 billion from the end of 3Q15, to USD 316.8 billion as of the end of 2015.

Global Markets
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	1,127	1,634	1,779	(31)	(37)	7,391	8,613	(14)
Provision for credit losses	(1)	14	11	–	–	13	7	86
Compensation and benefits	968	621	691	56	40	3,418	3,332	3
Total other operating expenses	3,634	830	712	338	410	5,904	2,617	126
of which goodwill impairment	2,661	0	0	–	–	2,661	0	–
of which restructuring expenses	105	–	–	–	–	105	–	–
Total operating expenses	4,602	1,451	1,403	217	228	9,322	5,949	57
Income/(loss) before taxes	(3,474)	169	365	–	–	(1,944)	2,657	–
Metrics (%)
Return on regulatory capital	(83.4)	3.7	7.2	–	–	(10.0)	14.0	–
Cost/income ratio	408.3	88.8	78.9	–	–	126.1	69.1	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	73,706	72,690	73,280	1	1	73,706	73,280	1
Risk-weighted assets (USD)	74,514	74,394	74,048	0	1	74,514	74,048	1
Leverage exposure	313,315	348,096	412,316	(10)	(24)	313,315	412,316	(24)
Leverage exposure (USD)	316,752	356,254	416,639	(11)	(24)	316,752	416,639	(24)
Fixed income sales and trading revenues declined significantly compared to 4Q14, primarily driven by weak performance in our yield businesses, particularly securitized products and global credit products. During the quarter, a significant widening in US high yield spreads, comparable to peak 2011 levels, resulted in reduced client activity and low levels of market liquidity. As a result, securitized products revenues decreased significantly, driven by mark-to-market losses in collateralized loan obligations (CLO), private label commercial mortgage-backed securities (CMBS) and agency trading. We also incurred mark-to-market losses in agency CMBS as swaps tightened in a difficult macro environment. In addition, we incurred negative net revenues in global credit products primarily due to mark-to-market losses on client inventory, particularly in our US distressed high yield trading portfolio, as investor redemptions resulted in an accelerated market sell-off. Emerging markets revenues declined as weakness in EMEA trading was partially offset by improved performance in Latin America, albeit from low levels in 4Q14. Global macro products results increased, primarily due to higher US rates performance from increased client activity following the US Federal Reserve rate hike. Compared to 3Q15, we had seasonally lower revenues exacerbated by a further deterioration in credit markets. Global credit products declined significantly, primarily due to weak leveraged finance performance resulting in mark-to-market losses on client inventory. In addition, securitized products revenues declined significantly, primarily due to mark-to-market losses in our non-agency and agency businesses. These declines were partially offset by higher global macro products revenues, reflecting higher results across our European rates and foreign exchange businesses. Emerging markets revenues increased slightly due to higher financing activity and improved trading results in Latin America.
Equity sales and trading revenues declined compared to 4Q14, primarily driven by a less favorable trading environment that resulted in reduced client activity. Cash equities revenues decreased, primarily due to continued macroeconomic weakness in Latin America where we have a strong market position. We also had lower systematic market making revenues compared to a particularly strong 4Q14. Prime services revenues were resilient, albeit down, on significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy. A decline in our derivatives results due to reductions in our corporates business was partially offset by higher fund-linked products performance. Compared to 3Q15, we had seasonally lower revenues exacerbated by a less favorable trading environment. We had lower derivatives revenues, driven by our Latin American and flow businesses. Cash equities revenues decreased, reflecting lower trading volumes. Systematic market making revenues increased slightly while prime services revenues were stable.

Underwriting revenues increased compared to 4Q14, reflecting higher results in equity underwriting driven by higher follow-on revenues. Debt underwriting revenues increased, primarily due to improved structured lending performance in emerging markets and higher revenues in Latin America and from investment grade products. Compared to 3Q15, revenues increased, reflecting higher equity underwriting results as industry activity improved following a slowdown in 3Q15. Debt underwriting revenues increased due to higher leveraged finance results.
Total operating expenses of CHF 4,602 million increased 228% compared to 4Q14, mainly reflecting the goodwill impairment charge of CHF 2,661 million. Compensation and benefits also increased, reflecting higher discretionary compensation expenses primarily due to the timing of compensation accruals and lower deferral rates to reduce future charges. Compared to 3Q15, total operating expenses increased 217%, mainly reflecting the goodwill impairment charge, higher discretionary compensation accruals and increased investments in our risk, regulatory and compliance infrastructure. These increases were partially offset by lower litigation provisions.
Investment Banking & Capital Markets
In 4Q15, Investment Banking & Capital Markets reported a loss before taxes of CHF 497 million, including a goodwill impairment charge of CHF 380 million, and net revenues of CHF 403 million. Compared to 4Q14, net revenues decreased, reflecting lower debt underwriting and lower equity underwriting revenues, partially offset by higher advisory revenues. Total operating expenses increased significantly, primarily reflecting the goodwill impairment charge. Compared to 3Q15 net revenues increased, reflecting higher equity underwriting and advisory results, partially offset by lower debt underwriting revenues. Total operating expenses increased significantly, primarily reflecting the goodwill impairment charge.
In 2015, Investment Banking & Capital Markets reported a loss before taxes of CHF 353 million, including the goodwill impairment charge of CHF 380 million, and net revenues of CHF 1,752 million. Net revenues declined 17% compared to 2014. Debt underwriting revenues of CHF 852 million were down 20% on lower leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments and lending portfolio. Equity underwriting revenues of CHF 376 million were down 24%, primarily reflecting a decrease in the overall fee pool for IPOs. Advisory revenues of CHF 705 million were up 21%, driven by an increase in the overall fee pool. Total operating expenses of CHF 2,102 million were up 31%, compared to 2014, primarily reflecting the goodwill impairment charge. Total operating expenses were also impacted by market-based salary increases, investment in strategic hires for the growth plan and restructuring expenses recognized in 4Q15 in connection with the implementation of the new strategy. These increases were partially offset by a decrease in discretionary compensation.
As of the end of 4Q15, risk-weighted assets were stable at USD 18.0 billion compared to the end of 3Q15. Leverage exposure increased by USD 4.7 billion from 3Q15 to USD 43.3 billion as of the end of 2015.

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	403	379	504	6	(20)	1,752	2,106	(17)
Provision for credit losses	3	0	0	–	–	3	(2)	–
Compensation and benefits	368	227	246	62	50	1,266	1,188	7
Total other operating expenses	529	108	119	390	345	836	412	103
of which goodwill impairment	380	0	0	–	–	380	0	–
of which restructuring expenses	22	–	–	–	–	22	–	–
Total operating expenses	897	335	365	168	146	2,102	1,600	31
Income/(loss) before taxes	(497)	44	139	–	–	(353)	508	–
Metrics (%)
Return on regulatory capital	(78.4)	7.3	26.8	–	–	(15.0)	26.2	–
Cost/income ratio	222.6	88.4	72.4	–	–	120.0	76.0	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	17,824	17,539	13,870	2	29	17,824	13,870	29
Risk-weighted assets (USD)	18,020	17,950	14,015	0	29	18,020	14,015	29
Leverage exposure	42,861	37,731	42,017	14	2	42,861	42,017	2
Leverage exposure (USD)	43,331	38,615	42,457	12	2	43,331	42,457	2
Debt underwriting revenues declined 19% compared to 4Q14, reflecting a decline in leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments and lending portfolio. Compared to 3Q15, debt underwriting revenues declined 26%, reflecting a decline in leveraged finance revenues and significant mark-to-market losses related to our underwriting commitments and lending portfolio.
Equity underwriting revenues declined 31% compared to 4Q14, reflecting a decline in both the overall fee pool for IPOs and follow-ons and a decrease in our share of wallet. Revenues improved compared to an unusually inactive 3Q15 for the industry, reflecting an increase in our share of wallet.
Advisory revenues increased 32% compared to 4Q14 as an increase in our share of wallet offset a decrease in the overall fee pool. Compared to 3Q15, revenues increased 62% as an increase in our share of wallet offset a decrease in the overall fee pool.
Total operating expenses of CHF 897 million increased 146% compared to 4Q14, primarily reflecting the goodwill impairment charge of CHF 380 million and higher discretionary compensation expenses due to the timing of compensation accruals and lower deferral rates to reduce future charges. Compared to 3Q15, total operating expenses increased 168%. The increase was primarily driven by the goodwill impairment charge, higher discretionary compensation accruals, and restructuring expenses in connection with the implementation of the new strategy.

Strategic Resolution Unit
In 4Q15, the Strategic Resolution Unit recorded a loss before taxes of CHF 1,122 million compared to a loss before taxes of CHF 1,091 million in 4Q14 and a loss before taxes of CHF 640 million in 3Q15. Compared to 4Q14, net revenues increased, primarily driven by the legacy investment banking portfolio, while total operating expenses increased CHF 26 million, primarily due to restructuring expenses, partially offset by lower litigation expenses. The Strategic Resolution Unit results included higher net revenues compared to 3Q15, primarily driven by the legacy investment banking portfolio. Provision for credit losses increased from CHF 21 million in 3Q15 to CHF 93 million in 4Q15 primarily relating to the restructuring of select onshore businesses. Total operating expenses increased CHF 441 million compared to 3Q15, due to higher litigation expenses and restructuring expenses in 4Q15.
In 2015, the Strategic Resolution Unit recorded a loss before taxes of CHF 2,510 million compared to a loss before taxes of CHF 3,573 million in 2014. Net revenues decreased CHF 755 million compared to 2014, primarily driven by lower noncontrolling interests without significant economic interest and losses relating to the restructuring of the former Asset Management division in 2015. Provision for credit losses increased from CHF 33 million in 2014 to CHF 132 million in 2015, primarily relating to the restructuring of select onshore businesses. Total operating expenses decreased from CHF 4,708 million in 2014 to CHF 2,791 million in 2015, mainly due to lower litigation expenses. Litigation expenses decreased from CHF 2,535 million in 2014 to CHF 414 million in 2015. Litigation expenses in 2014 included CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters and CHF 841 million primarily in connection with mortgage-related matters.
As of the end of 4Q15, risk-weighted assets decreased CHF 3.4 billion to CHF 61.6 billion compared to the end of 4Q14, primarily due to portfolio sales, and remained stable compared to the end of 3Q15. In 4Q15, leverage exposure decreased CHF 80.9 billion to CHF 138.2 billion compared to the end of 4Q14, primarily driven by the balance sheet reduction initiative in the legacy investment banking portfolio. Compared to the end of 3Q15, leverage exposure decreased CHF 17.3 billion primarily driven by the balance sheet reduction initiative.
Strategic Resolution Unit
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	21	(10)	(47)	–	–	413	1,168	(65)
Provision for credit losses	93	21	20	343	365	132	33	300
Compensation and benefits	237	265	289	(11)	(18)	1,017	1,082	(6)
Total other operating expenses	813	344	735	136	11	1,774	3,626	(51)
of which restructuring expenses	153	–	–	–	–	153	–	–
Total operating expenses	1,050	609	1,024	72	3	2,791	4,708	(41)
Loss before taxes	(1,122)	(640)	(1,091)	75	3	(2,510)	(3,573)	(30)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	61,638	61,636	65,072	0	(5)	61,638	65,072	(5)
Leverage exposure	138,219	155,501	219,075	(11)	(37)	138,219	219,075	(37)

Net revenues were CHF 21 million in 4Q15 compared to negative net revenues of CHF 47 million in 4Q14 and negative net revenues of CHF 10 million in 3Q15. Compared to 4Q14, the movement in net revenues was primarily due to lower losses relating to the legacy investment banking portfolio, partially offset by higher losses relating to the restructuring of the former Asset Management division and lower legacy cross-border business and small market revenues. Compared to 3Q15, the movement in net revenues was driven by lower losses from the legacy investment banking portfolio, partially offset by higher losses relating to the restructuring of the former Asset Management division.
Total operating expenses were CHF 1,050 million in 4Q15, an increase of CHF 26 million compared to 4Q14, primarily due to restructuring expenses of CHF 153 million, partially offset by lower litigation expenses, which in 4Q14 were primarily in connection with mortgage-related matters. Compared to 3Q15, total operating expenses increased CHF 441 million, primarily due to higher litigation expenses of CHF 231 million and the restructuring expenses. Total operating expenses of CHF 1,050 million in 4Q15 included CHF 79 million to meet requirements related to settlements with US authorities regarding US cross-border matters.
Corporate Center
In 4Q15, the Corporate Center recorded a loss before taxes of CHF 1,078 million compared to income before taxes of CHF 227 million in 4Q14, primarily reflecting fair value losses from movements in own credit spreads of CHF 697 million in 4Q15, compared to fair value gains from movements in own credit spreads of CHF 297 million in 4Q14.
In 2015, the Corporate Center recorded a loss before taxes of CHF 360 million compared to a loss before taxes of CHF 53 million in 2014, primarily reflecting lower fair value gains from movements in own credit spreads of CHF 298 million in 2015, compared to fair value gains from movements in own credit spreads of CHF 543 million in 2014, and higher expenses in connection with the legal entity program in 2015.
Corporate Center
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Reported results (CHF million)
Net revenues	(783)	727	341	–	–	445	548	(19)
Provision for credit losses	0	1	3	(100)	(100)	0	2	(100)
Compensation and benefits	134	69	25	94	436	329	334	(1)
Total other operating expenses	161	126	86	28	87	476	265	80
Total operating expenses	295	195	111	51	166	805	599	34
Income/(loss) before taxes	(1,078)	531	227	–	–	(360)	(53)	–

Additional financial metrics
Balance sheet
As of the end of 4Q15, total assets of CHF 820.8 billion decreased 4% compared to 3Q15, reflecting a decrease in operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 44.7 billion.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity decreased from CHF 44.8 billion as of the end of 3Q15 to CHF 44.4 billion as of the end of 4Q15. Total shareholders’ equity was impacted by a CHF 5.8 billion net loss attributable to shareholders, an actuarial loss from the re-measurement of the Group’s defined benefit pension assets and liabilities, the CHF 6.0 billion increase in capital from the issuance of common shares, an increase in the share-based compensation obligation and positive foreign exchange-related movements on cumulative translation adjustments. As of the end of 4Q15, Credit Suisse had 1,957.4 million shares issued.
Capital metrics
The common equity tier 1 (CET1) ratio was 14.3% as of the end of 4Q15 compared to 14.0% as of the end of 3Q15, reflecting higher CET1 capital, partially offset by higher risk-weighted assets. Credit Suisse’s tier 1 ratio was 18.0% as of the end of 4Q15 compared to 16.8% as of the end of 3Q15. The total capital ratio was 21.3% as of the end of 4Q15 compared to 20.1% as of the end of 3Q15.
CET1 capital was CHF 42.1 billion as of the end of 4Q15 compared to CHF 40.5 billion as of the end of 3Q15, mainly reflecting the capital increase, largely offset by a net loss attributable to shareholders, adjusted for regulatory reversals of goodwill impairment and net losses due to changes in own credit risk on fair-valued financial liabilities.
Total eligible capital was CHF 62.7 billion as of the end of 4Q15 compared to CHF 58.4 billion as of the end of 3Q15, reflecting the increases in CET1 capital and additional tier 1 capital and slightly lower tier 2 capital.
Risk-weighted assets increased 2% to CHF 295.0 billion as of the end of 4Q15 compared to CHF 290.1 billion as of the end of 3Q15, primarily driven by internal methodology and policy changes, primarily in operational risk, and movements in risk levels, primarily reflecting an increase in market risk. This was partially offset by external methodology and policy changes in operational risk and model and parameter updates in market risk.
As of the end of 4Q15, the look-through CET1 ratio was 11.4% compared to 10.2% as of the end of 3Q15.
BIS capital metrics
	Phase-in			Look-through
end of	4Q15	3Q15	4Q14	4Q15	3Q15	4Q14
Capital metrics (%, except where indicated)
Risk-weighted assets (CHF billion)	295.0	290.1	291.4	289.9	284.6	284.2
CET1 ratio	14.3	14.0	14.9	11.4	10.2	10.1
Tier 1 ratio	18.0	16.8	17.1	15.4	14.3	14.0
Total capital ratio	21.3	20.1	20.8	17.7	16.7	16.5

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. Leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The BIS tier 1 leverage ratio was 5.3% as of the end of 4Q15, with a BIS CET1 component of 4.2%. On a look-through basis, the BIS tier 1 leverage ratio was 4.5% as of the end of 4Q15, with a BIS CET1 component of 3.3%.
The Swiss leverage ratio was 6.3% as of the end of 4Q15 versus a requirement of 2.9%. On a look-through basis, the Swiss leverage ratio was 5.2% as of the end of 4Q15 versus the 2019 requirement of 4.1%.
The look-through leverage exposure was CHF 987.6 billion as of the end of 4Q15.
Leverage metrics
	Phase-in			Look-through
end of	4Q15	3Q15	4Q14	4Q15	3Q15	4Q14
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	993.5	1,050.7	1,157.6	987.6	1,044.9	1,149.7
BIS CET1 leverage ratio	4.2	3.9	3.7	3.3	2.8	2.5
BIS tier 1 leverage ratio	5.3	4.6	4.3	4.5	3.9	3.5
Swiss leverage ratio	6.3	5.5	5.2	5.2	4.5	4.1

Important information
The Group has not finalized its 2015 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total eligible capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of return on 10% of average risk-weighted assets and return on 3.5% of average leverage exposure. For the 4Q14 and 2014 calculations, end of period risk-weighted assets and leverage exposure were used.
Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
A summary document containing a more detailed description of the option to receive the distribution in new shares will be made available to shareholders of Credit Suisse Group on or around March 23, 2016. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such summary document. This Earnings Release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This Earnings Release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2015 distribution solely based on the terms and conditions of the 2015 distribution and the additional information contained in the relevant documents, which will be available upon publication of the invitation to the 2016 Annual General Meeting. This Earnings Release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2015 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial adviser before making any decision.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s Annual Report on Form 20-F that is scheduled to be released on March 24, 2016). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related assets under management, excluding those from the external asset manager business.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Credit Suisse
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net interest income	2,194	2,084	2,126	5	3	9,299	9,034	3
Commissions and fees	2,914	2,892	3,213	1	(9)	12,044	13,051	(8)
Trading revenues	(1,349)	801	287	–	–	1,340	2,026	(34)
Other revenues	451	208	746	117	(40)	1,114	2,131	(48)
Net revenues	4,210	5,985	6,372	(30)	(34)	23,797	26,242	(9)
Provision for credit losses	133	110	75	21	77	324	186	74
Compensation and benefits	3,149	2,507	2,621	26	20	11,546	11,334	2
General and administrative expenses	2,808	2,100	2,362	34	19	8,574	9,534	(10)
Commission expenses	409	416	422	(2)	(3)	1,623	1,561	4
Goodwill impairment	3,797	0	0	–	–	3,797	0	–
Restructuring expenses	355	–	–	–	–	355	–	–
Total other operating expenses	7,369	2,516	2,784	193	165	14,349	11,095	29
Total operating expenses	10,518	5,023	5,405	109	95	25,895	22,429	15
Income/(loss) from continuing operations before taxes	(6,441)	852	892	–	–	(2,422)	3,627	–
Income tax expense/(benefit)	(627)	83	189	–	–	523	1,405	(63)
Income/(loss) from continuing operations	(5,814)	769	703	–	–	(2,945)	2,222	–
Income/(loss) from discontinued operations	0	0	(10)	–	100	0	102	(100)
Net income/(loss)	(5,814)	769	693	–	–	(2,945)	2,324	–
Net income/(loss) attributable to noncontrolling interests	14	(10)	2	–	–	(1)	449	–
Net income/(loss) attributable to shareholders	(5,828)	779	691	–	–	(2,944)	1,875	–
of which from continuing operations	(5,828)	779	701	–	–	(2,944)	1,773	–
of which from discontinued operations	0	0	(10)	–	100	0	102	(100)
Statement of operations metrics (%)
Return on regulatory capital	(50.7)	6.5	6.2	–	–	(4.5)	6.3	–
Cost/income ratio	249.8	83.9	84.8	–	–	108.8	85.5	–
Effective tax rate	9.7	9.7	21.2	–	–	(21.6)	38.7	–
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(3.28)	0.46	0.40	–	–	(1.73)	0.99	–
Basic earnings/(loss) per share	(3.28)	0.46	0.39	–	–	(1.73)	1.05	–
Diluted earnings/(loss) per share from continuing operations	(3.28)	0.44	0.39	–	–	(1.73)	0.98	–
Diluted earnings/(loss) per share	(3.28)	0.44	0.38	–	–	(1.73)	1.04	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	(51.3)	7.1	6.2	–	–	(6.8)	4.4	–
Return on tangible equity attributable to shareholders [1]	(62.7)	8.9	7.8	–	–	(8.4)	5.4	–
Balance sheet statistics (CHF million)
Total assets	820,805	858,420	921,462	(4)	(11)	820,805	921,462	(11)
Risk-weighted assets [2]	289,946	284,622	284,248	2	2	289,946	284,248	2
Leverage exposure [2]	987,628	1,044,869	1,149,656	(5)	(14)	987,628	1,149,656	(14)
Number of employees (full-time equivalents)
Number of employees	48,200	48,100	45,800	0	5	48,200	45,800	5
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	4Q15	3Q15	4Q14	4Q15	3Q15	4Q14	4Q15	3Q15	4Q14
Statements of operations (CHF million)
Net revenues	4,189	5,995	6,419	21	(10)	(47)	4,210	5,985	6,372
Provision for credit losses	40	89	55	93	21	20	133	110	75
Compensation and benefits	2,912	2,242	2,332	237	265	289	3,149	2,507	2,621
General and administrative expenses	2,189	1,797	1,670	619	303	692	2,808	2,100	2,362
Commission expenses	368	375	379	41	41	43	409	416	422
Goodwill impairment	3,797	0	0	0	0	0	3,797	0	0
Restructuring expenses	202	–	–	153	–	–	355	–	–
Total other operating expenses	6,556	2,172	2,049	813	344	735	7,369	2,516	2,784
Total operating expenses	9,468	4,414	4,381	1,050	609	1,024	10,518	5,023	5,405
Income/(loss) before taxes	(5,319)	1,492	1,983	(1,122)	(640)	(1,091)	(6,441)	852	892
Core Results
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	4,189	5,995	6,419	(30)	(35)	23,384	25,074	(7)
Provision for credit losses	40	89	55	(55)	(27)	192	153	25
Compensation and benefits	2,912	2,242	2,332	30	25	10,529	10,252	3
General and administrative expenses	2,189	1,797	1,670	22	31	7,112	6,086	17
Commission expenses	368	375	379	(2)	(3)	1,464	1,383	6
Goodwill impairment	3,797	0	0	–	–	3,797	0	–
Restructuring expenses	202	–	–	–	–	202	–	–
Total other operating expenses	6,556	2,172	2,049	202	220	12,575	7,469	68
Total operating expenses	9,468	4,414	4,381	114	116	23,104	17,721	30
Income/(loss) before taxes	(5,319)	1,492	1,983	–	–	88	7,200	(99)
Statement of operations metrics (%)
Return on regulatory capital	(48.9)	13.3	17.0	–	–	0.2	15.5	–
Cost/income ratio	226.0	73.6	68.3	–	–	98.8	70.7	–
Balance sheet statistics (CHF million)
Total assets	743,141	775,828	813,998	(4)	(9)	743,141	813,998	(9)
Risk-weighted assets [1]	228,308	222,986	219,176	2	4	228,308	219,176	4
Leverage exposure [1]	849,409	889,368	930,581	(4)	(9)	849,409	930,581	(9)
Number of employees (full-time equivalents)
Number of employees	46,100	45,100	42,400	2	9	46,100	42,400	9
1 Disclosed on a look-through basis.

Swiss Universal Bank
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	1,470	1,320	1,709	11	(14)	5,563	5,721	(3)
Provision for credit losses	43	39	29	10	48	138	94	47
Compensation and benefits	524	451	474	16	11	1,915	1,835	4
General and administrative expenses	427	370	427	15	0	1,540	1,526	1
Commission expenses	70	66	72	6	(3)	272	290	(6)
Restructuring expenses	39	–	–	–	–	39	–	–
Total other operating expenses	536	436	499	23	7	1,851	1,816	2
Total operating expenses	1,060	887	973	20	9	3,766	3,651	3
Income before taxes	367	394	707	(7)	(48)	1,659	1,976	(16)
Statement of operations metrics (%)
Return on regulatory capital	12.5	13.3	23.7	–	–	13.8	16.5	–
Cost/income ratio	72.1	67.2	56.9	–	–	67.7	63.8	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	14,200	13,900	13,200	2	8	14,200	13,200	8
Number of relationship managers	2,060	2,040	2,070	1	0	2,060	2,070	0
Swiss Universal Bank (continued)
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenue detail (CHF million)
Private Banking	953	839	1,249	14	(24)	3,633	3,914	(7)
Corporate & Institutional Banking	517	481	460	7	12	1,930	1,807	7
Net revenues	1,470	1,320	1,709	11	(14)	5,563	5,721	(3)
Net revenue detail (CHF million)
Net interest income	753	708	601	6	25	2,757	2,377	16
Recurring commissions and fees	373	372	412	0	(9)	1,569	1,671	(6)
Transaction-based revenues	262	251	301	4	(13)	1,155	1,271	(9)
Other revenues	82	(11)	395	–	(79)	82	402	(80)
Net revenues	1,470	1,320	1,709	11	(14)	5,563	5,721	(3)
Provision for credit losses (CHF million)
New provisions	60	57	46	5	30	205	163	26
Releases of provisions	(17)	(18)	(17)	(6)	0	(67)	(69)	(3)
Provision for credit losses	43	39	29	10	48	138	94	47
Balance sheet statistics (CHF million)
Total assets	218,306	212,348	213,888	3	2	218,306	213,888	2
Net loans	163,912	163,813	164,755	0	(1)	163,912	164,755	(1)
Risk-weighted assets	59,869	58,654	57,291	2	4	59,869	57,291	4
Leverage exposure	235,700	231,921	238,856	2	(1)	235,700	238,856	(1)

Swiss Universal Bank – Private Banking
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	953	839	1,249	14	(24)	3,633	3,914	(7)
Provision for credit losses	14	14	10	0	40	49	60	(18)
Compensation and benefits	364	295	315	23	16	1,299	1,228	6
General and administrative expenses	328	285	336	15	(2)	1,198	1,193	0
Commission expenses	49	44	49	11	0	186	205	(9)
Restructuring expenses	32	–	–	–	–	32	–	–
Total other operating expenses	409	329	385	24	6	1,416	1,398	1
Total operating expenses	773	624	700	24	10	2,715	2,626	3
Income before taxes	166	201	539	(17)	(69)	869	1,228	(29)
Statement of operations metrics (%)
Cost/income ratio	81.1	74.4	56.0	–	–	74.7	67.1	–
Net revenue detail (CHF million)
Net interest income	465	452	375	3	24	1,770	1,493	19
Recurring commissions and fees	257	255	300	1	(14)	1,102	1,219	(10)
Transaction-based revenues	149	133	184	12	(19)	657	774	(15)
Other revenues	82	(1)	390	–	(79)	104	428	(76)
Net revenues	953	839	1,249	14	(24)	3,633	3,914	(7)
Margins on assets under management (annualized) (bp)
Gross margin [1]	157	138	193	–	–	146	153	–
Net margin [2]	27	33	83	–	–	35	48	–
Number of relationship managers
Number of relationship managers	1,570	1,570	1,590	0	(1)	1,570	1,590	(1)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Swiss Universal Bank – Corporate & Institutional Banking
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	517	481	460	7	12	1,930	1,807	7
Provision for credit losses	29	25	19	16	53	89	34	162
Compensation and benefits	160	156	159	3	1	616	607	1
General and administrative expenses	99	85	91	16	9	342	333	3
Commission expenses	21	22	23	(5)	(9)	86	85	1
Restructuring expenses	7	–	–	–	–	7	–	–
Total other operating expenses	127	107	114	19	11	435	418	4
Total operating expenses	287	263	273	9	5	1,051	1,025	3
Income before taxes	201	193	168	4	20	790	748	6
Statement of operations metrics (%)
Cost/income ratio	55.5	54.7	59.3	–	–	54.5	56.7	–
Net revenue detail (CHF million)
Net interest income	288	256	226	13	27	987	884	12
Recurring commissions and fees	116	117	112	(1)	4	467	452	3
Transaction-based revenues	113	118	117	(4)	(3)	498	497	0
Other revenues	0	(10)	5	100	(100)	(22)	(26)	(15)
Net revenues	517	481	460	7	12	1,930	1,807	7
Number of relationship managers
Number of relationship managers (Switzerland)	490	470	480	4	2	490	480	2

International Wealth Management
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	1,146	1,050	1,350	9	(15)	4,394	4,751	(8)
Provision for credit losses	(8)	11	7	–	–	3	12	(75)
Compensation and benefits	528	470	547	12	(3)	2,044	2,138	(4)
General and administrative expenses	556	319	303	74	83	1,373	1,107	24
Commission expenses	57	58	70	(2)	(19)	232	282	(18)
Restructuring expenses	33	–	–	–	–	33	–	–
Total other operating expenses	646	377	373	71	73	1,638	1,389	18
Total operating expenses	1,174	847	920	39	28	3,682	3,527	4
Income/(loss) before taxes	(20)	192	423	–	–	709	1,212	(42)
Statement of operations metrics (%)
Return on regulatory capital	(1.7)	17.0	37.7	–	–	15.5	27.0	–
Cost/income ratio	102.4	80.7	68.1	–	–	83.8	74.2	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	9,100	8,900	8,700	2	5	9,100	8,700	5
Number of relationship managers	1,190	1,200	1,200	(1)	(1)	1,190	1,200	(1)
International Wealth Management (continued)
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenue detail (CHF million)
Private Banking	782	742	867	5	(10)	3,066	3,127	(2)
Asset Management	364	308	483	18	(25)	1,328	1,624	(18)
Net revenues	1,146	1,050	1,350	9	(15)	4,394	4,751	(8)
Net revenue detail (CHF million)
Net interest income	275	259	237	6	16	1,006	904	11
Recurring commissions and fees	494	496	580	0	(15)	1,965	2,232	(12)
Transaction- and performance-based revenues	372	328	484	13	(23)	1,449	1,554	(7)
Other revenues	5	(33)	49	–	(90)	(26)	61	–
Net revenues	1,146	1,050	1,350	9	(15)	4,394	4,751	(8)
Provision for credit losses (CHF million)
New provisions	16	14	9	14	78	37	18	106
Releases of provisions	(24)	(3)	(2)	–	–	(34)	(6)	467
Provision for credit losses	(8)	11	7	–	–	3	12	(75)
Balance sheet statistics (CHF million)
Total assets	94,033	86,700	92,466	8	2	94,033	92,466	2
Net loans	39,464	40,276	38,702	(2)	2	39,464	38,702	2
Risk-weighted assets	32,407	31,305	31,471	4	3	32,407	31,471	3
Leverage exposure	99,112	91,333	84,369	9	17	99,112	84,369	17

International Wealth Management – Private Banking
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	782	742	867	5	(10)	3,066	3,127	(2)
Provision for credit losses	(8)	11	7	–	–	3	12	(75)
Compensation and benefits	331	313	357	6	(7)	1,343	1,373	(2)
General and administrative expenses	445	225	204	98	118	996	755	32
Commission expenses	40	42	49	(5)	(18)	168	192	(13)
Restructuring expenses	30	–	–	–	–	30	–	–
Total other operating expenses	515	267	253	93	104	1,194	947	26
Total operating expenses	846	580	610	46	39	2,537	2,320	9
Income/(loss) before taxes	(56)	151	250	–	–	526	795	(34)
Statement of operations metrics (%)
Cost/income ratio	108.2	78.2	70.4	–	–	82.7	74.2	–
Net revenue detail (CHF million)
Net interest income	275	259	237	6	16	1,006	904	11
Recurring commissions and fees	283	292	334	(3)	(15)	1,161	1,276	(9)
Transaction- and performance-based revenues	214	192	219	11	(2)	891	871	2
Other revenues	10	(1)	77	–	(87)	8	76	(89)
Net revenues	782	742	867	5	(10)	3,066	3,127	(2)
Margins on assets under management (annualized) (bp)
Gross margin [1]	106	101	108	–	–	102	101	–
Net margin [2]	(8)	20	31	–	–	17	26	–
Number of relationship managers
Number of relationship managers	1,190	1,200	1,200	(1)	(1)	1,190	1,200	(1)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
International Wealth Management – Asset Management
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	364	308	483	18	(25)	1,328	1,624	(18)
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	197	157	190	25	4	701	765	(8)
General and administrative expenses	111	94	99	18	12	377	352	7
Commission expenses	17	16	21	6	(19)	64	90	(29)
Restructuring expenses	3	–	–	–	–	3	–	–
Total other operating expenses	131	110	120	19	9	444	442	0
Total operating expenses	328	267	310	23	6	1,145	1,207	(5)
Income before taxes	36	41	173	(12)	(79)	183	417	(56)
Statement of operations metrics (%)
Cost/income ratio	90.1	86.7	64.2	–	–	86.2	74.3	–
Net revenue detail (CHF million)
Recurring commissions and fees	211	204	246	3	(14)	804	956	(16)
Transaction- and performance-based revenues	158	136	265	16	(40)	558	683	(18)
Other revenues	(5)	(32)	(28)	(84)	(82)	(34)	(15)	127
Net revenues	364	308	483	18	(25)	1,328	1,624	(18)
Net revenue detail by type (CHF million)
Traditional investments	130	134	126	(3)	3	537	543	(1)
Alternative investments	234	174	357	34	(34)	791	1,081	(27)
Net revenues	364	308	483	18	(25)	1,328	1,624	(18)

Asia Pacific
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	826	885	736	(7)	12	3,839	3,335	15
Provision for credit losses	3	24	5	(88)	(40)	35	40	(13)
Compensation and benefits	390	404	349	(3)	12	1,557	1,425	9
General and administrative expenses	225	207	188	9	20	790	721	10
Commission expenses	66	88	72	(25)	(8)	321	249	29
Goodwill impairment	756	0	0	–	–	756	0	–
Restructuring expenses	3	–	–	–	–	3	–	–
Total other operating expenses	1,050	295	260	256	304	1,870	970	93
Total operating expenses	1,440	699	609	106	136	3,427	2,395	43
Income/(loss) before taxes	(617)	162	122	–	–	377	900	(58)
Statement of operations metrics (%)
Return on regulatory capital	(49.6)	12.5	7.1	–	–	6.7	13.1	–
Cost/income ratio	174.3	79.0	82.7	–	–	89.3	71.8	–
Number of employees (full-time equivalents)
Number of employees	6,700	6,400	5,900	5	14	6,700	5,900	14
Asia Pacific (continued)
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenues (CHF million)
Private Banking	271	303	273	(11)	(1)	1,178	1,037	14
Investment Banking	555	582	463	(5)	20	2,661	2,298	16
Net revenues	826	885	736	(7)	12	3,839	3,335	15
Provision for credit losses (CHF million)
New provisions	23	37	7	(38)	229	74	50	48
Releases of provisions	(20)	(13)	(2)	54	–	(39)	(10)	290
Provision for credit losses	3	24	5	(88)	(40)	35	40	(13)
Balance sheet statistics (CHF million)
Total assets	85,929	86,995	105,574	(1)	(19)	85,929	105,574	(19)
Risk-weighted assets	27,624	27,054	27,139	2	2	27,624	27,139	2
Leverage exposure	98,698	100,402	137,843	(2)	(28)	98,698	137,843	(28)

Asia Pacific – Private Banking
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	271	303	273	(11)	(1)	1,178	1,037	14
Provision for credit losses	(5)	24	2	–	–	18	4	350
Compensation and benefits	139	132	128	5	9	522	455	15
General and administrative expenses	78	64	65	22	20	244	228	7
Commission expenses	10	14	11	(29)	(9)	49	40	23
Restructuring expenses	1	–	–	–	–	1	–	–
Total other operating expenses	89	78	76	14	17	294	268	10
Total operating expenses	228	210	204	9	12	816	723	13
Income before taxes	48	69	67	(30)	(28)	344	310	11
Statement of operations metrics (%)
Cost/income ratio	84.1	69.3	74.7	–	–	69.3	69.7	–
Net revenue detail (CHF million)
Net interest income	131	114	96	15	36	445	389	14
Recurring commissions and fees	60	65	69	(8)	(13)	260	237	10
Transaction-based revenues	84	103	107	(18)	(21)	456	411	11
Other revenues	(4)	21	1	–	–	17	0	–
Net revenues	271	303	273	(11)	(1)	1,178	1,037	14
Margins on assets under management (annualized) (bp)
Gross margin [1]	72	84	73	–	–	79	76	–
Net margin [2]	13	19	18	–	–	23	23	–
Number of relationship managers
Number of relationship managers	590	550	520	7	13	590	520	13
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Asia Pacific – Investment Banking
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	555	582	463	(5)	20	2,661	2,298	16
Provision for credit losses	8	0	3	–	167	17	36	(53)
Compensation and benefits	251	272	221	(8)	14	1,035	970	7
General and administrative expenses	147	143	123	3	20	546	493	11
Commission expenses	56	74	61	(24)	(8)	272	209	30
Goodwill impairment	756	0	0	–	–	756	0	–
Restructuring expenses	2	–	–	–	–	2	–	–
Total other operating expenses	961	217	184	343	422	1,576	702	125
Total operating expenses	1,212	489	405	148	199	2,611	1,672	56
Income/(loss) before taxes	(665)	93	55	–	–	33	590	(94)
Statement of operations metrics (%)
Cost/income ratio	218.4	84.0	87.5	–	–	98.1	72.8	–
Net revenue detail (CHF million)
Fixed income sales and trading	139	98	78	42	78	608	653	(7)
Equity sales and trading	379	452	331	(16)	15	1,872	1,383	35
Underwriting and advisory	80	58	90	38	(11)	292	397	(26)
Other revenues	(43)	(26)	(36)	65	19	(111)	(135)	(18)
Net revenues	555	582	463	(5)	20	2,661	2,298	16

Global Markets
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	1,127	1,634	1,779	(31)	(37)	7,391	8,613	(14)
Provision for credit losses	(1)	14	11	–	–	13	7	86
Compensation and benefits	968	621	691	56	40	3,418	3,332	3
General and administrative expenses	722	682	561	6	29	2,546	2,063	23
Commission expenses	146	148	151	(1)	(3)	592	554	7
Goodwill impairment	2,661	0	0	–	–	2,661	0	–
Restructuring expenses	105	–	–	–	–	105	–	–
Total other operating expenses	3,634	830	712	338	410	5,904	2,617	126
Total operating expenses	4,602	1,451	1,403	217	228	9,322	5,949	57
Income/(loss) before taxes	(3,474)	169	365	–	–	(1,944)	2,657	–
Statement of operations metrics (%)
Return on regulatory capital	(83.4)	3.7	7.2	–	–	(10.0)	14.0	–
Cost/income ratio	408.3	88.8	78.9	–	–	126.1	69.1	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	262,201	291,978	365,580	(10)	(28)	262,201	365,580	(28)
Risk-weighted assets	73,706	72,690	73,280	1	1	73,706	73,280	1
Risk-weighted assets (USD)	74,514	74,394	74,048	0	1	74,514	74,048	1
Leverage exposure	313,315	348,096	412,316	(10)	(24)	313,315	412,316	(24)
Leverage exposure (USD)	316,752	356,254	416,639	(11)	(24)	316,752	416,639	(24)
Number of employees (full-time equivalents)
Number of employees	13,000	12,800	11,900	2	9	13,000	11,900	9
Global Markets (continued)
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	303	796	783	(62)	(61)	3,815	4,743	(20)
Equity sales and trading	602	689	810	(13)	(26)	2,787	2,969	(6)
Underwriting	281	212	222	33	27	994	1,098	(9)
Other	(59)	(63)	(36)	(6)	64	(205)	(197)	4
Net revenues	1,127	1,634	1,779	(31)	(37)	7,391	8,613	(14)

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	403	379	504	6	(20)	1,752	2,106	(17)
Provision for credit losses	3	0	0	–	–	3	(2)	–
Compensation and benefits	368	227	246	62	50	1,266	1,188	7
General and administrative expenses	127	107	118	19	8	432	409	6
Commission expenses	0	1	1	(100)	(100)	2	3	(33)
Goodwill impairment	380	0	0	–	–	380	0	–
Restructuring expenses	22	–	–	–	–	22	–	–
Total other operating expenses	529	108	119	390	345	836	412	103
Total operating expenses	897	335	365	168	146	2,102	1,600	31
Income/(loss) before taxes	(497)	44	139	–	–	(353)	508	–
Statement of operations metrics (%)
Return on regulatory capital	(78.4)	7.3	26.8	–	–	(15.0)	26.2	–
Cost/income ratio	222.6	88.4	72.4	–	–	120.0	76.0	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	19,800	13,921	14,928	42	33	19,800	14,928	33
Risk-weighted assets	17,824	17,539	13,870	2	29	17,824	13,870	29
Risk-weighted assets (USD)	18,020	17,950	14,015	0	29	18,020	14,015	29
Leverage exposure	42,861	37,731	42,017	14	2	42,861	42,017	2
Leverage exposure (USD)	43,331	38,615	42,457	12	2	43,331	42,457	2
Number of employees (full-time equivalents)
Number of employees	2,800	2,800	2,400	0	17	2,800	2,400	17
Investment Banking & Capital Markets (continued)
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenue detail (CHF million)
Debt underwriting	163	219	202	(26)	(19)	852	1,064	(20)
Equity underwriting	102	52	148	96	(31)	376	494	(24)
Total underwriting	265	271	350	(2)	(24)	1,228	1,558	(21)
Advisory and other fees	251	155	190	62	32	705	584	21
Other	(113)	(47)	(36)	140	214	(181)	(36)	403
Net revenues	403	379	504	6	(20)	1,752	2,106	(17)

Core Results by business activity
in 4Q15	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results
Related to private banking (CHF million)
Net revenues	953	782	271	–	–	–	2,006
of which net interest income	465	275	131	–	–	–	871
of which recurring	257	283	60	–	–	–	600
of which transaction-based	149	214	84	–	–	–	447
Provision for credit losses	14	(8)	(5)	–	–	–	1
Total operating expenses	773	846	228	–	–	–	1,847
Income/(loss) before taxes	166	(56)	48	–	–	–	158
Related to corporate & institutional banking (CHF million)
Net revenues	517	–	–	–	–	–	517
of which net interest income	288	–	–	–	–	–	288
of which recurring	116	–	–	–	–	–	116
of which transaction-based	113	–	–	–	–	–	113
Provision for credit losses	29	–	–	–	–	–	29
Total operating expenses	287	–	–	–	–	–	287
Income before taxes	201	–	–	–	–	–	201
Related to investment banking (CHF million)
Net revenues	–	–	555	1,127	403	–	2,085
of which fixed income sales and trading	–	–	139	303	–	–	442
of which equity sales and trading	–	–	379	602	–	–	981
of which underwriting and advisory	–	–	80	281	516	–	877
Provision for credit losses	–	–	8	(1)	3	–	10
Total operating expenses	–	–	1,212	4,602	897	–	6,711
Loss before taxes	–	–	(665)	(3,474)	(497)	–	(4,636)
Related to asset management (CHF million)
Net revenues	–	364	–	–	–	–	364
Provision for credit losses	–	0	–	–	–	–	0
Total operating expenses	–	328	–	–	–	–	328
Income before taxes	–	36	–	–	–	–	36
Related to corporate center (CHF million)
Net revenues	–	–	–	–	–	(783)	(783)
Provision for credit losses	–	–	–	–	–	0	0
Total operating expenses	–	–	–	–	–	295	295
Loss before taxes	–	–	–	–	–	(1,078)	(1,078)
Total (CHF million)
Net revenues	1,470	1,146	826	1,127	403	(783)	4,189
Provision for credit losses	43	(8)	3	(1)	3	0	40
Total operating expenses	1,060	1,174	1,440	4,602	897	295	9,468
Income/(loss) before taxes	367	(20)	(617)	(3,474)	(497)	(1,078)	(5,319)

Core Results by business activity (continued)
in 2015	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results
Related to private banking (CHF million)
Net revenues	3,633	3,066	1,178	–	–	–	7,877
of which net interest income	1,770	1,006	445	–	–	–	3,221
of which recurring	1,102	1,161	260	–	–	–	2,523
of which transaction-based	657	891	456	–	–	–	2,004
Provision for credit losses	49	3	18	–	–	–	70
Total operating expenses	2,715	2,537	816	–	–	–	6,068
Income before taxes	869	526	344	–	–	–	1,739
Related to corporate & institutional banking (CHF million)
Net revenues	1,930	–	–	–	–	–	1,930
of which net interest income	987	–	–	–	–	–	987
of which recurring	467	–	–	–	–	–	467
of which transaction-based	498	–	–	–	–	–	498
Provision for credit losses	89	–	–	–	–	–	89
Total operating expenses	1,051	–	–	–	–	–	1,051
Income before taxes	790	–	–	–	–	–	790
Related to investment banking (CHF million)
Net revenues	–	–	2,661	7,391	1,752	–	11,804
of which fixed income sales and trading	–	–	608	3,815	–	–	4,423
of which equity sales and trading	–	–	1,872	2,787	–	–	4,659
of which underwriting and advisory	–	–	292	994	1,933	–	3,219
Provision for credit losses	–	–	17	13	3	–	33
Total operating expenses	–	–	2,611	9,322	2,102	–	14,035
Income/(loss) before taxes	–	–	33	(1,944)	(353)	–	(2,264)
Related to asset management (CHF million)
Net revenues	–	1,328	–	–	–	–	1,328
Provision for credit losses	–	0	–	–	–	–	0
Total operating expenses	–	1,145	–	–	–	–	1,145
Income before taxes	–	183	–	–	–	–	183
Related to corporate center (CHF million)
Net revenues	–	–	–	–	–	445	445
Provision for credit losses	–	–	–	–	–	0	0
Total operating expenses	–	–	–	–	–	805	805
Loss before taxes	–	–	–	–	–	(360)	(360)
Total (CHF million)
Net revenues	5,563	4,394	3,839	7,391	1,752	445	23,384
Provision for credit losses	138	3	35	13	3	0	192
Total operating expenses	3,766	3,682	3,427	9,322	2,102	805	23,104
Income/(loss) before taxes	1,659	709	377	(1,944)	(353)	(360)	88

Strategic Resolution Unit
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	21	(10)	(47)	–	–	413	1,168	(65)
of which from noncontrolling interests without SEI	20	3	(4)	–	–	11	427	(97)
Provision for credit losses	93	21	20	343	365	132	33	300
Compensation and benefits	237	265	289	(11)	(18)	1,017	1,082	(6)
General and administrative expenses	619	303	692	104	(11)	1,462	3,448	(58)
of which litigation expenses	292	61	427	379	(32)	414	2,535	(84)
Commission expenses	41	41	43	0	(5)	159	178	(11)
Restructuring expenses	153	–	–	–	–	153	–	–
Total other operating expenses	813	344	735	136	11	1,774	3,626	(51)
Total operating expenses	1,050	609	1,024	72	3	2,791	4,708	(41)
of which from noncontrolling interests without SEI	5	12	5	(58)	0	22	32	(31)
Loss before taxes	(1,122)	(640)	(1,091)	75	3	(2,510)	(3,573)	(30)
of which from noncontrolling interests without SEI	15	(9)	(9)	–	–	(11)	395	–
Statement of operations metrics (%)
Return on regulatory capital	(51.0)	(29.3)	(39.8)	–	–	(28.2)	(32.6)	–
Balance sheet statistics (CHF million)
Total assets	77,664	82,592	107,464	(6)	(28)	77,664	107,464	(28)
Risk-weighted assets	61,638	61,636	65,072	0	(5)	61,638	65,072	(5)
Leverage exposure	138,219	155,501	219,075	(11)	(37)	138,219	219,075	(37)
Number of employees (full-time equivalents)
Number of employees	2,100	3,000	3,400	(30)	(38)	2,100	3,400	(38)
Significant economic interest (SEI)
Strategic Resolution Unit (continued)
	in			% change		in		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	176	192	190	(8)	(7)	758	910	(17)
Legacy cross-border business and small markets	69	71	91	(3)	(24)	292	403	(28)
Restructuring of former Asset Management division	(63)	(18)	(30)	250	110	(108)	167	–
Legacy investment banking portfolio	(136)	(220)	(261)	(38)	(48)	(380)	(388)	(2)
Legacy funding costs	(67)	(61)	(56)	10	20	(250)	(219)	14
Other	22	23	23	(4)	(4)	90	(132)	–
Noncontrolling interests without SEI	20	3	(4)	–	–	11	427	(97)
Net revenues	21	(10)	(47)	–	–	413	1,168	(65)

Corporate Center results
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of operations (CHF million)
Net revenues	(783)	727	341	–	–	445	548	(19)
Provision for credit losses	0	1	3	(100)	(100)	0	2	(100)
Compensation and benefits	134	69	25	94	436	329	334	(1)
General and administrative expenses	132	112	73	18	81	431	260	66
Commission expenses	29	14	13	107	123	45	5	–
Total other operating expenses	161	126	86	28	87	476	265	80
Total operating expenses	295	195	111	51	166	805	599	34
Income/(loss) before taxes	(1,078)	531	227	–	–	(360)	(53)	–
Balance sheet statistics (CHF million)
Total assets	62,872	83,886	21,562	(25)	192	62,872	21,562	192
Risk-weighted assets [1]	16,878	15,744	16,125	7	5	16,878	16,125	5
Leverage exposure [1]	59,723	79,885	15,180	(25)	293	59,723	15,180	293
1 Disclosed on a look-through basis.
Corporate Center results (continued)
	in / end of			% change		in / end of		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Net revenue detail (CHF million)
Treasury results	(115)	74	15	–	–	69	(78)	–
Fair value impact from movements in own credit spreads	(697)	623	297	–	–	298	543	(45)
Other	29	30	29	(3)	0	78	83	(6)
Net revenues	(783)	727	341	–	–	445	548	(19)
Corporate Center – expenses before and after service allocation to divisions
	in			% change		in		% change
	4Q15	3Q15	4Q14	QoQ	YoY	2015	2014	YoY
Statements of expenses (CHF million)
Compensation and benefits	861	711	761	21	13	3,020	3,030	0
General and administrative expenses	1,155	1,006	1,031	15	12	3,915	3,531	11
Commission expenses	29	14	13	107	123	45	5	–
Restructuring expenses	106	–	–	–	–	106	–	–
Total other operating expenses	1,290	1,020	1,044	26	24	4,066	3,536	15
Total operating expenses before allocation to divisions	2,151	1,731	1,805	24	19	7,086	6,566	8
Net allocation to divisions	1,856	1,536	1,694	21	10	6,281	5,967	5
of which Swiss Universal Bank	470	375	406	25	16	1,531	1,468	4
of which International Wealth Management	279	230	241	21	16	967	930	4
of which Asia Pacific	198	204	205	(3)	(3)	756	724	4
of which Global Markets	627	510	575	23	9	2,090	1,946	7
of which Investment Banking & Capital Markets	93	70	79	33	18	289	252	15
of which Strategic Resolution Unit	189	147	188	29	1	648	647	0
Total operating expenses	295	195	111	51	166	805	599	34

Assets under management – Group
	end of			% change
	4Q15	3Q15	4Q14	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Banking	241.0	237.1	258.6	1.6	(6.8)
Swiss Universal Bank - Corporate & Institutional Banking	275.8	263.1	275.9	4.8	0.0
International Wealth Management - Private Banking	289.6	286.5	323.7	1.1	(10.5)
International Wealth Management - Asset Management	321.3	314.6	305.2	2.1	5.3
Asia Pacific - Private Banking	150.4	139.1	150.5	8.1	(0.1)
Strategic Resolution Unit	27.3	136.7	144.0	(80.0)	(81.0)
Assets managed across businesses [1]	(91.3)	(91.3)	(89.2)	0.0	2.4
Assets under management	1,214.1	1,285.8	1,368.7	(5.6)	(11.3)
of which discretionary assets	410.1	433.5	429.1	(5.4)	(4.4)
of which advisory assets	804.0	852.3	939.6	(5.7)	(14.4)
1 Assets managed by International Wealth Management – Asset Management for the other businesses.
Net new assets – Group
in	4Q15	3Q15	4Q14	2015	2014
Net new assets (CHF billion)
Swiss Universal Bank - Private Banking	(2.9)	3.1	0.1	3.2	3.8
Swiss Universal Bank - Corporate & Institutional Banking	4.2	1.9	3.6	10.6	5.5
International Wealth Management - Private Banking	(4.2)	1.7	2.0	(3.0)	7.3
International Wealth Management - Asset Management	3.6	5.6	(8.6)	26.5	6.5
Asia Pacific - Private Banking	3.0	3.7	1.6	17.8	17.5
Strategic Resolution Unit	(0.1)	0.9	(2.2)	(1.8)	(9.6)
Assets managed across businesses [1]	0.7	(0.7)	0.6	(4.2)	(3.1)
Net new assets	4.3	16.2	(2.9)	49.1	27.9
of which continuing operations	4.3	16.2	(2.9)	49.1	29.9
of which discontinued operations	0.0	0.0	0.0	0.0	(2.0)
1 Assets managed by International Wealth Management – Asset Management for the other businesses.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q15	3Q15	4Q14	QoQ	4Q15	3Q15	4Q14	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	42,072	40,545	43,322	4	32,938	29,044	28,576	13
Tier 1 capital	53,063	48,656	49,804	9	44,601	40,568	39,892	10
Total eligible capital	62,682	58,413	60,751	7	51,425	47,408	46,876	8
Risk-weighted assets	294,950	290,122	291,410	2	289,946	284,622	284,248	2
Capital ratios (%)
CET1 ratio	14.3	14.0	14.9	–	11.4	10.2	10.1	–
Tier 1 ratio	18.0	16.8	17.1	–	15.4	14.3	14.0	–
Total capital ratio	21.3	20.1	20.8	–	17.7	16.7	16.5	–
Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	4Q15		3Q15	4Q14	QoQ	4Q15	3Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,382		44,757	43,959	(1)	44,382	44,757	43,959	(1)
Regulatory adjustments [1]	(459)		(206)	(375)	123	(459)	(206)	(375)	123
Adjustments subject to phase-in	(1,851)	[2]	(4,006)	(262)	(54)	(10,985)	(15,507)	(15,008)	(29)
CET1 capital	42,072		40,545	43,322	4	32,938	29,044	28,576	13
Additional tier 1 instruments	11,663	[3]	11,524	11,316	1	11,663	11,524	11,316	1
Additional tier 1 instruments subject to phase-out [4]	2,616		2,546	2,473	3	–	–	–	–
Deductions from additional tier 1 capital	(3,288)	[5]	(5,959)	(7,307)	(45)	–	–	–	–
Additional tier 1 capital	10,991		8,111	6,482	36	11,663	11,524	11,316	1
Tier 1 capital	53,063		48,656	49,804	9	44,601	40,568	39,892	10
Tier 2 instruments	6,824	[6]	6,840	6,984	0	6,824	6,840	6,984	0
Tier 2 instruments subject to phase-out	2,970		3,086	4,190	(4)	–	–	–	–
Deductions from tier 2 capital	(175)		(169)	(227)	4	–	–	–	–
Tier 2 capital	9,619		9,757	10,947	(1)	6,824	6,840	6,984	–
Total eligible capital	62,682		58,413	60,751	7	51,425	47,408	46,876	8
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 3.0 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
4Q15	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	40,545		29,044
Net loss attributable to shareholders	(5,828)		(5,828)
Foreign exchange impact [1]	205		111
Issuances [2]	5,832		5,832
Reversal of goodwill and intangible assets, net of deferred tax liability	1,514		3,784
Reversal of own credit on fair-valued financial liabilities	288		720
Other	(484)	[3]	(725)
Balance at end of period	42,072		32,938
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Represents issuances of CHF 6.0 billion, net of related fees and taxes recorded in additional paid-in-capital.
3
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares and a change in other regulatory adjustments (e.g., certain deferred tax assets).

Risk-weighted assets – Group
	Phase-in
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
4Q15
Credit risk	47,833	18,496	15,577	41,195	14,559	38,335	17,203	193,198
Market risk	658	725	5,170	19,247	83	3,747	169	29,799
Operational risk	11,056	12,932	6,812	13,206	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets	59,869	32,407	27,624	73,706	17,824	61,638	21,882	294,950
4Q14
Credit risk	46,789	19,557	14,372	39,728	12,284	41,553	18,380	192,663
Market risk	871	789	6,951	21,280	0	4,406	171	34,468
Operational risk	9,316	10,897	5,740	12,222	1,586	18,652	0	58,413
Non-counterparty risk	315	228	76	50	0	461	4,736	5,866
Risk-weighted assets	57,291	31,471	27,139	73,280	13,870	65,072	23,287	291,410

	Look-through
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
4Q15 (CHF million)
Credit risk	47,833	18,496	15,577	41,195	14,559	38,335	12,199	188,194
Market risk	658	725	5,170	19,247	83	3,747	169	29,799
Operational risk	11,056	12,932	6,812	13,206	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets	59,869	32,407	27,624	73,706	17,824	61,638	16,878	289,946
4Q14 (CHF million)
Credit risk	46,789	19,557	14,372	39,728	12,284	41,553	11,218	185,501
Market risk	871	789	6,951	21,280	0	4,406	171	34,468
Operational risk	9,316	10,897	5,740	12,222	1,586	18,652	0	58,413
Non-counterparty risk	315	228	76	50	0	461	4,736	5,866
Risk-weighted assets	57,291	31,471	27,139	73,280	13,870	65,072	16,125	284,248

Risk-weighted asset movement by risk type – Group
	Credit risk	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
4Q15 (CHF million)
Balance at beginning of period	191,235	33,011	60,288	5,588	290,122
Foreign exchange impact	1,181	(31)	0	0	1,150
Movements in risk levels	(2,037)	3,825	0	(73)	1,715
Model and parameter updates [1]	1,291	(5,932)	1,725	0	(2,916)
Methodology and policy changes – internal [2]	754	(1,074)	11,300	0	10,980
Methodology and policy changes – external [3]	774	0	(6,875)	0	(6,101)
Balance at end of period – phase-in	193,198	29,799	66,438	5,515	294,950
Look-through adjustment [4]	(5,004)	–	–	–	(5,004)
Balance at end of period – look-through	188,194	29,799	66,438	5,515	289,946
1 Represents movements arising from updates to models and recalibrations of parameters.
2 Represents internal changes impacting how exposures are treated.
3 Represents externally prescribed regulatory changes impacting how exposures are treated.
4
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q15	3Q15	4Q14	QoQ	4Q15	3Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	42,072	40,545	43,322	4	32,938	29,044	28,576	13
Tier 1 capital	53,063	48,656	49,804	9	44,601	40,568	39,892	10
Leverage exposure (CHF million)
Leverage exposure	993,506	1,050,698	1,157,557	(5)	987,628	1,044,869	1,149,656	(5)
Leverage ratios (%)
CET1 leverage ratio	4.2	3.9	3.7	–	3.3	2.8	2.5	–
Tier 1 leverage ratio	5.3	4.6	4.3	–	4.5	3.9	3.5	–

Swiss capital metrics – Group
	Phase-in					Look-through
					% change				% change
end of	4Q15		3Q15	4Q14	QoQ	4Q15	3Q15	4Q14	QoQ
Capital development (CHF million)
CET1 capital	42,072		40,545	43,322	4	32,938	29,044	28,576	13
Swiss regulatory adjustments [1]	(143)		(144)	(133)	(1)	(151)	(152)	(143)	(1)
Swiss CET1 capital	41,929		40,401	43,189	4	32,787	28,892	28,433	13
High-trigger capital instruments	9,244	[2]	9,069	8,893	2	9,244	9,069	8,893	2
Low-trigger capital instruments	9,243	[3]	9,295	9,406	(1)	9,243	9,295	9,406	(1)
Additional tier 1 and tier 2 instruments subject to phase-out	5,586		5,633	6,663	(1)	–	–	–	–
Deductions from additional tier 1 and tier 2 capital	(3,463)		(6,128)	(7,533)	(43)	–	–	–	–
Swiss total eligible capital	62,539		58,270	60,618	7	51,274	47,256	46,732	9
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	294,950		290,122	291,410	2	289,946	284,622	284,248	2
Swiss regulatory adjustments [4]	908		949	1,058	(4)	907	948	1,057	(4)
Swiss risk-weighted assets	295,858		291,071	292,468	2	290,853	285,570	285,305	2
Swiss capital ratios (%)
Swiss CET1 ratio	14.2		13.9	14.8	–	11.3	10.1	10.0	–
Swiss total capital ratio	21.1		20.0	20.7	–	17.6	16.5	16.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.6 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q15	3Q15	4Q14	QoQ	4Q15	3Q15	4Q14	QoQ
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	62,539	58,270	60,618	7	51,274	47,256	46,732	9
Leverage exposure	993,506	1,050,698	1,157,557	(5)	987,628	1,044,869	1,149,656	(5)
Swiss leverage ratio (%)	6.3	5.5	5.2	–	5.2	4.5	4.1	–
One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
4Q15 (CHF million)
Average	21	35	9	2	25	(41)		51
Minimum	13	33	6	1	17	–	[1]	43
Maximum	35	42	12	3	35	–	[1]	60
End of period	17	40	9	1	31	(42)		56
3Q15 (CHF million)
Average	22	36	11	2	26	(44)		53
Minimum	17	32	7	1	16	–	[1]	46
Maximum	31	39	17	3	34	–	[1]	63
End of period	31	34	10	1	25	(43)		58
4Q14 (CHF million)
Average	10	36	8	1	19	(29)		45
Minimum	7	33	6	0	16	–	[1]	36
Maximum	16	39	13	2	25	–	[1]	53
End of period	9	39	7	1	20	(29)		47
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q15	3Q15	4Q14	2015	2014
Consolidated statements of operations (CHF million)
Interest and dividend income	4,526	4,422	4,406	19,341	19,061
Interest expense	(2,332)	(2,338)	(2,280)	(10,042)	(10,027)
Net interest income	2,194	2,084	2,126	9,299	9,034
Commissions and fees	2,914	2,892	3,213	12,044	13,051
Trading revenues	(1,349)	801	287	1,340	2,026
Other revenues	451	208	746	1,114	2,131
Net revenues	4,210	5,985	6,372	23,797	26,242
Provision for credit losses	133	110	75	324	186
Compensation and benefits	3,149	2,507	2,621	11,546	11,334
General and administrative expenses	2,808	2,100	2,362	8,574	9,534
Commission expenses	409	416	422	1,623	1,561
Goodwill impairment	3,797	0	0	3,797	0
Restructuring expenses	355	–	–	355	–
Total other operating expenses	7,369	2,516	2,784	14,349	11,095
Total operating expenses	10,518	5,023	5,405	25,895	22,429
Income/(loss) from continuing operations before taxes	(6,441)	852	892	(2,422)	3,627
Income tax expense/(benefit)	(627)	83	189	523	1,405
Income/(loss) from continuing operations	(5,814)	769	703	(2,945)	2,222
Income/(loss) from discontinued operations, net of tax	0	0	(10)	0	102
Net income/(loss)	(5,814)	769	693	(2,945)	2,324
Net income/(loss) attributable to noncontrolling interests	14	(10)	2	(1)	449
Net income/(loss) attributable to shareholders	(5,828)	779	691	(2,944)	1,875
of which from continuing operations	(5,828)	779	701	(2,944)	1,773
of which from discontinued operations	0	0	(10)	0	102
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	(3.28)	0.46	0.40	(1.73)	0.99
Basic earnings/(loss) per share from discontinued operations	0.00	0.00	(0.01)	0.00	0.06
Basic earnings/(loss) per share	(3.28)	0.46	0.39	(1.73)	1.05
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	(3.28)	0.44	0.39	(1.73)	0.98
Diluted earnings/(loss) per share from discontinued operations	0.00	0.00	(0.01)	0.00	0.06
Diluted earnings/(loss) per share	(3.28)	0.44	0.38	(1.73)	1.04

Consolidated balance sheets
end of	4Q15	3Q15	4Q14
Assets (CHF million)
Cash and due from banks	92,328	94,643	79,349
Interest-bearing deposits with banks	867	1,087	1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	123,049	132,106	163,208
Securities received as collateral, at fair value	28,511	26,322	26,854
Trading assets, at fair value	190,737	199,792	241,131
Investment securities	3,090	3,185	2,791
Other investments	7,021	7,443	8,613
Net loans	272,995	274,825	272,551
Premises and equipment	4,644	4,519	4,641
Goodwill	4,808	8,526	8,644
Other intangible assets	196	209	249
Brokerage receivables	34,542	48,501	41,629
Other assets	58,017	57,262	70,558
Total assets	820,805	858,420	921,462
Liabilities and equity (CHF million)
Due to banks	21,054	27,313	26,009
Customer deposits	342,705	358,760	369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	51,313	70,119
Obligation to return securities received as collateral, at fair value	28,511	26,322	26,854
Trading liabilities, at fair value	48,971	62,260	72,655
Short-term borrowings	8,657	14,007	25,921
Long-term debt	197,608	190,126	177,898
Brokerage payables	39,452	40,069	56,977
Other liabilities	42,231	42,750	50,970
Total liabilities	775,787	812,920	876,461
Common shares	78	65	64
Additional paid-in capital	31,925	25,994	27,007
Retained earnings	29,139	34,967	32,083
Treasury shares, at cost	(125)	(118)	(192)
Accumulated other comprehensive income/(loss)	(16,635)	(16,151)	(15,003)
Total shareholders' equity	44,382	44,757	43,959
Noncontrolling interests	636	743	1,042
Total equity	45,018	45,500	45,001

Total liabilities and equity	820,805	858,420	921,462

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
4Q15 (CHF million)
Balance at beginning of period	65	25,994		34,967	(118)	(16,151)	44,757	743	45,500
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(135)	(135)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	5	5
Net income/(loss)	–	–		(5,828)	–	–	(5,828)	14	(5,814)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(484)	(484)	10	(474)
Issuance of common shares	13	6,021		–	–	–	6,034	–	6,034
Sale of treasury shares	–	(28)		–	6,543	–	6,515	–	6,515
Repurchase of treasury shares	–	–		–	(6,571)	–	(6,571)	–	(6,571)
Share-based compensation, net of tax	–	258	[3]	–	21	–	279	–	279
Financial instruments indexed to own shares [4]	–	(108)		–	–	–	(108)	–	(108)
Other	–	(212)		–	–	–	(212)	(1)	(213)
Balance at end of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
2015 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(381)	(381)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	55	55
Net income/(loss)	–	–		(2,944)	–	–	(2,944)	(1)	(2,945)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,632)	(1,632)	(18)	(1,650)
Issuance of common shares	14	6,731		–	–	–	6,745	–	6,745
Sale of treasury shares	–	(37)		–	18,789	–	18,752	–	18,752
Repurchase of treasury shares	–	–		–	(19,761)	–	(19,761)	–	(19,761)
Share-based compensation, net of tax	–	(321)	[5]	–	1,039	–	718	–	718
Financial instruments indexed to own shares [4]	–	(106)		–	–	–	(106)	–	(106)
Dividends paid	–	(1,137)	[6]	–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	(58)	(58)
Other	–	(212)		–	–	–	(212)	(3)	(215)
Balance at end of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (16) million from the excess recognized compensation expense over fair value of shares delivered.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Includes a net tax charge of CHF (28) million from the excess recognized compensation expense over fair value of shares delivered.
6 Paid out of reserves from capital contributions.

Earnings per share
in	4Q15		3Q15	4Q14	2015		2014
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	(5,828)		779	701	(2,944)		1,773
Income/(loss) from discontinued operations, net of tax	0		0	(10)	0		102
Net income/(loss) attributable to shareholders	(5,828)		779	691	(2,944)		1,875
Preferred securities dividends	–		–	(25)	–		(53)
Net income/(loss) attributable to shareholders for basic earnings per share	(5,828)		779	666	(2,944)		1,822
Available for common shares	(5,828)		770	642	(2,958)		1,743
Available for unvested share-based payment awards	0		9	24	14		79
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(5,828)		779	666	(2,944)		1,822
Available for common shares	(5,828)		770	642	(2,958)		1,743
Available for unvested share-based payment awards	0		9	24	14		79
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,777.2		1,688.0	1,659.3	1,706.3		1,665.1
Dilutive share options and warrants	0.0		1.0	0.8	0.0		0.8
Dilutive share awards	0.0		54.5	25.5	0.0		12.2
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,777.2	[2]	1,743.5	1,685.6	1,706.3	[2]	1,678.1
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	19.1		20.4	62.2	25.7		72.7
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	(3.28)		0.46	0.40	(1.73)		0.99
Basic earnings/(loss) per share from discontinued operations	0.00		0.00	(0.01)	0.00		0.06
Basic earnings/(loss) per share available for common shares	(3.28)		0.46	0.39	(1.73)		1.05
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	(3.28)		0.44	0.39	(1.73)		0.98
Diluted earnings/(loss) per share from discontinued operations	0.00		0.00	(0.01)	0.00		0.06
Diluted earnings/(loss) per share available for common shares	(3.28)		0.44	0.38	(1.73)		1.04
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2015 rights issue, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.9 million, 6.4 million, 9.1 million, 7.6 million and 8.9 million for 4Q15, 3Q15, 4Q14, 2015 and 2014, respectively.

2
Due to the net loss in 4Q15 and 2015, 0.9 million and 0.9 million, respectively, weighted-average share options and warrants outstanding and 61.2 million and 47.8 million, respectively, weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q15	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	39	39
International Wealth Management	33	33
Asia Pacific	3	3
Global Markets	105	105
Investment Banking & Capital Markets	22	22
Strategic Resolution Unit	153	153
Total restructuring expense by segment	355	355
in	4Q15	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	309	309
of which severance	191	191
of which accelerated deferred compensation	87	87
of which pensions	31	31
General and administrative-related expenses	46	46
Total restructuring expense by type	355	355
Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of average risk-weighted assets and 3.5% of the average leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

Cautionary statement regarding forward-looking information
This earnings release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.